SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 12, 2007

Press Release dated February 22, 2007

Press Release dated February 23, 2007

Press Release dated February 23, 2007

Report on Preliminary Results for 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: February 28, 2007

PRESS RELEASE

Eni signs with Nigeria LNG the agreement for the purchase
of 2 billion cubic meters per year of liquefied natural gas (LNG)

San Donato Milanese (Milan), 12 February 2007 – Eni signed today a twenty years Sale and Purchase Agreement (SPA) with Nigeria LNG (NLNG) Limited for the acquisition of 1.375 Million Tonnes per year (equivalent to approximately 2 billion cubic meters per year) of liquefied natural gas (LNG). LNG volume sold to Eni will be part of the volume which would be produced from the expansion plant in Bonny named "NLNG T7" which is expected to come into operation in 2012.

Nigeria LNG is a Nigerian Joint Venture company whose shareholders are Nigerian National Petroleum Corporation (49%), Shell (25.6%), TotalFinaElf (15%) and Eni (10.4%).

LNG will be delivered by Nigeria LNG to the terminal of Cameron, Louisiana, where Eni already holds a re-gasification capacity of some 6 bcm/year, and will be sold to the US market. The volumes of LNG delivered to Eni through this agreement represent some 17% of the whole production of Bonny’s Train 7 expansion.

This agreement will make a further sizeable contribution to Eni supplies' portfolio, enabling the company to strengthen its activities in the USA and its role as leading player in the global LNG market .

Company contacts:

Press office: +39 02.52031875 - +39 06.5982398
Switchboard: +39 0659821

segreteriasocietaria.azionisti@eni.it

investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni acquires operated assets by Maurel & Prom in Congo
for a total amount of US $ 1,434 million

Eni enhances its presence in Congo

San Donato Milanese (Milan), 22 February 2007 - Eni acquires large portion of the Congolese activities operated by Maurel & Prom, a French upstream company, listed on Euronext Paris Stock Exchange, and active in Africa, Europe and South America.

The transaction includes all Maurel & Prom interests in the producing fields of M’Boundi (48.6%) and Kouakouala A (66%), the production concession of Kouakouala B, C, D (50%) as well as most of the interests in the Kouilou (50%) exploration permit. All assets are located onshore in Congo.

The agreed price for the transaction is US $ 1,434 million, which includes the exploration asset for US $ 80 million.

The net equity production of the M’Boundi field is expected to be 17,000 bopd in 2007 and to grow to approximately 28,000 bopd in 2010, with an average increase of 18% per year in the 2007/2010 period, as a result of the implementation of a water injection program.

This giant field holds 1.4 billion boe of volume of original oil in place and produces a high quality oil (39 °API).

Through this acquisition, Eni’s entitlement production in Congo will increase from the 67,000 bpd recorded in 2006 to about 100,000 bpd in 2010 and the 2P equity reserves will increase by 126 million boe ($ 10.7 per barrel).

The deal is consistent with Eni’s strategy of acquiring hydrocarbons reserves and production in legacy countries where it plays an important role as operator and where it can add value by applying its core competencies.

The transaction is subject to the partners’ waiver of their pre-emption right on the M’Boundi Field and to the approval by the Congolese authorities.

Eni has been active in Congo since 1968 with exploration and development activities in which it has invested a total of US $3.9 billion. Overall production at December 31, 2006 was 407 million boe.

Banca Leonardo acted as financial advisor to Eni.

Company contacts:

Press office: +39 02.52031875 - +39 06.5982398
Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

ENI ANNOUNCES PRELIMINARY RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR 2006

RECORD EARNINGS AND CASH FLOW

•	Full year dividend proposal: euro 1.25 per share, up 13.6% (includes interim dividend of euro 0.60 per share paid in October 2006)
•	Adjusted net profit: down 1.7% to euro 2.35 billion for the fourth quarter and up 12.5% to euro 10.41 billion for 2006
•	Net profit: down 27.8% to euro 1.52 billion for the fourth quarter and up 4.9% to euro 9.22 billion for 2006
•	Cash Flow: euro 1.78 billion for the fourth quarter and euro 17 billion for 2006
•	Total shareholder return (a): 14.8% in 2006
•	Oil and natural gas production was stable in the quarter; up 2% year on year
•	Gas sales in Europe were down 1.5% in the quarter; up 4% year on year

San Donato Milanese, February 23, 2007 - Eni, the international oil and gas company today announces its group results for the fourth quarter and for 2006 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
“Full year 2006 results were a record, driven by continued improvements in performance and consistent execution of our strategy, in a broadly favourable trading environment. I am particularly pleased that the total shareholder return came in at an excellent 14.8%, one of the highest among our peers. Our disciplined approach to growth is the cornerstone of delivering superior results that generate attractive long term returns for our shareholders.”

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Summary Group results (million euro)
4,396	4,828	3,957	(10.0)	Operating profit	16,827	19,327	14.9
4,931	5,127	4,776	(3.1)	Adjusted operating profit (1)	17,558	20,490	16.7
2,105	2,422	1,520	(27.8)	Net profit (2)	8,788	9,217	4.9
0.56	0.66	0.41	(26.6)	- per ordinary share (euro) (3)	2.34	2.49	6.6
1.34	1.67	1.06	(20.4)	- per ADS ($) (3)(4)	5.81	6.26	7.7
2,396	2,620	2,355	(1.7)	Adjusted net profit (1)(2)	9,251	10,412	12.5
0.64	0.71	0.64		- per ordinary share (euro) (3)	2.46	2.81	14.4
1.52	1.81	1.65	8.4	- per ADS ($) (3)(4)	6.12	7.07	15.5

(1)	For a detailed explanation of adjusted operating profit and net profit see page 19.
(2)	Profit attributable to Eni shareholders.
(3)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(4)	One American Depositary Share is equal to two Eni ordinary shares.

__________________

(a)	The Total Shareholder Return is a measure of the total return of a share calculated on a yearly basis, based on the change in price from the beginning and end of year, and dividends distributed and reinvested at the ex dividend date.

Financial highlights
Fourth Quarter

•	Adjusted net profit was euro 2.35 billion, slightly down from a year ago (down 1.7%). Adjusted operating profit of euro 4.78 billion decreased 3.1% from a year ago, due to the negative impact of the 8.5% appreciation of the euro versus the dollar, higher exploratory expenses, and a weak refining performance. On the positive side, the Gas & Power and Petrochemical divisions posted better operating results.
•	Net borrowings increased by euro 2.91 billion in the quarter to euro 6.76 billion, as cash needs for capital expenditure of euro 2.94 billion, the payment of an interim dividend of euro 2.21 billion and the repurchase of 4.33 million of own shares at a cost of euro 105 million exceeded net cash generated by operating activities[1] of euro 1.78 billion and a reduction in net borrowings as a result of exchange rate differences.

Full Year

•	Revenues were up 16.8% to euro 86.10 billion.
•	Adjusted net profit was euro 10.41 billion, up 12.5% from a year ago. This reflects a better operating performance (up 16.7% to euro 20.49 billion), partly offset by a higher Group tax rate on an adjusted basis, up 2.7 percentage points (from 46% to 48.7%).
•	Net cash generated by operating activities totalled euro 17 billion allocated as follows: euro 7.83 billion to capital expenditure and euro 5.85 billion to shareholder distribution in terms of dividends and share repurchase. The balance combined with the positive impact of exchange rate differences contributed to a euro 3.71 billion reduction in net borrowings.
•	Repurchase of own shares: a total of 53.13 million of own shares were purchased at a cost of euro 1,241 million. Since the inception of the share repurchase programme, a total of 335 million of own shares were repurchased at a cost of euro 5,512 million, reducing by approximately 8% the number of shares outstanding and boosting 2006 earnings per share by the same amount.
•	At year-end, the ratio of net borrowings to shareholders’ equity including minorities decreased to 0.16 from 0.27 at year-end 2005.
•	Return on average capital employed (ROACE)[2] calculated on an adjusted basis for the twelve-month period ending December 31, 2006 was 22.7% (20.5% in 2005).

2006 Dividend
The Board of Directors intends to submit to the Annual Shareholders’ Meeting the proposal of distributing a cash dividend of euro 1.25 per share3 for 2006, up 13.6% as compared to 2005 (euro 1.10 per share). Included in this annual payment is euro 0.60 per share which was distributed as interim dividend in October 2006. The balance of euro 0.65 per share is payable on June 21, 2007 to shareholders on the register on June 18, 2007.

__________________

(1)	See disclaimer below.
(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR recommendation No. 2005-178b. See pages 28 and 29 for leverage, net borrowings and ROACE, respectively.
(3)	Dividends do not entitle to a tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Key operating data
1,806	1,709	1,796	(0.6)	Oil and natural gas production (kboe/d)	1,737	1,770	1.9
10,564	7,259	10,406	(1.5)	Natural gas sales in Europe (mmcf/d)	9,076	9,435	4.0
530	526	572	8.0	- of which upstream sales	563	544	(3.4)
				Retail sales of refined products in Europe
247	260	248	0.4	Agip brand (kbbl/d)	248	249	0.4
6.07	6.33	6.07		Electricity sold production (TWh)	22.77	24.82	9.0

Fourth Quarter

•	Oil and natural gas production for the quarter averaged 1.8 mmboe/d, almost unchanged compared with the fourth quarter of 2005, despite the adverse impact of the loss of production at the Venezuelan Dación oilfield (down 61 kbbl/d) as a consequence of the unilateral cancellation of the service contract for the field by the Venezuelan state oil company PDVSA. Libya, Kazakhstan and the Gulf of Mexico were the main growth areas.
•	Natural gas sales in Europe were down 1.5% to 10,406 mmcf/d, due to mild weather conditions affecting sales in Italy. This decrease was partly offset by the growth in sales in a number of target European markets and the build-up of supplies of natural gas from Libya.
•	The trading environment was supported by higher oil prices with average Brent crude prices close to $60 per barrel, up 5% compared to the fourth quarter of 2005, and improved selling margins on natural gas and petrochemical products. These positives were offset in part by the appreciation of the euro over the dollar (up 8.5%) and a steep decline in refining margins on the Brent crude marker (down 56.8%), partly offset by the higher profitability of processed crudes.

Full Year

•	Oil and natural gas production for the year averaged 1.77 mmboe/d, up 1.9% compared with 2005. This included the loss of production at the Venezuelan Dación oilfield (down 46 kbbl/d) and lower entitlements in certain Production Sharing Agreements (PSAs)[4] and buy-back contracts due to higher oil and gas prices (down 21 kbbl/d). Eni delivered its 3% production growth rate based on a $55 per barrel scenario, as announced in the 2006 quarterly production outlook. Libya, Angola and Egypt were the main growth areas.
•	Net proved reserves at December 31, 2006 stood at 6.44 bboe (down 6% compare with December 31, 2005), representing 10 years of remaining production at the current rate. Organic proved additions, as calculated by applying a year-end Brent price of $58.93 per barrel, replaced 65% of production. Assuming Brent is constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.
•	Natural gas sales in Europe were up 4% to 9,435 mmcf/d driven primarily by the growth in sales in a number of target European markets and the build-up of supplies of natural gas from Libya.
•	Exploration activity: Eni invested euro 1,348 million, a 106% increase compared to 2005, executing a huge exploration campaign leading to the completion of 68 exploratory wells (36 net to Eni) with a commercial rate of success of 43% (49% net to Eni). A further 26 wells are in progress as of the year-end and 152,000 square kilometres of new acreage has been acquired (99% operated by Eni).

__________________

(4)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its capital employed (Profit oil). A similar scheme applies to buy-back contracts.

Outlook

Eni will present in detail its strategy, targets and outlook for its 2007-2010 plan at 15:00 CET today.
The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:

•	production of liquids and natural gas is forecast to remain on the same level as 2006 (1.77 mmboe/d in 2006). Mature field decline in Italy and in the North Sea is expected to be offset by a growth in Libya, due to the build-up of the Western Libyan Gas Project;
•	sales volumes of natural gas in Europe are forecast to increase from 2006 levels (9,435 mmcf/d). Major increases are expected in the Iberian Peninsula, German/Austrian and French markets;
•	sold production of electricity is expected to increase from 2006 levels (24.82 TWh) due to the ramp-up of production capacity in Brindisi and the planned start-ups of new capacity at the Ferrara power plant;
•	refining throughputs on Eni’s account are forecast to decline slightly from 2006 (761 kbbl/d) due to the termination of the contract for processing certain volumes of crude at the Priolo refinery’s facilities owned by a third party, to be offset by higher throughputs expected at Gela, Livorno and Sannazzaro refineries;
•	retail sales of refined products are expected to slightly increase in Italy due to planned marketing initiatives, and in the rest of Europe due to new acquisitions of service stations in target markets.

In 2007 management expects to increase capital expenditure from the 2006 level (euro 7.83 billion in 2006).

Increases will be apportioned to the development of oil and natural gas reserves, upgrading of refineries and the retail network, and upgrading of natural gas import and transport infrastructure.

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter cannot be extrapolated on an annual basis.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

* * *

Contacts
E-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations:
E-mailbox: investor.relations@eni.it

Eni Press Office:
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel. +39-0659821 - Fax +39-0659822141

* * *

This press release and Eni’s Report on the Preliminary Results for the Fourth Quarter and Full Year of 2006 (unaudited) are also available on the Eni web site: "www.eni.it".

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 73 countries and is Italy’s largest company by market capitalisation.

Summary results for the fourth quarter and for 2006

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

21,506	20,366	21,416	(0.4)	Net sales from operations	73,728	86,105	16.8
4,396	4,828	3,957	(10.0)	Operating profit	16,827	19,327	14.9
(209)	82	341		Exclusion of inventory holding (gains) losses	(1,210)	88
744	217	478		Exclusion special items:	1,941	1,075
				of which:
290	21	182		- non-recurring items	290	206
454	193	296		- other special items	1,651	869

4,931	5,127	4,776	(3.1)	Adjusted operating profit	17,558	20,490	16.7

2,105	2,422	1,520	(27.8)	Net profit pertaining to Eni	8,788	9,217	4.9
(131)	30	213		Exclusion of inventory holding (gains) losses	(759)	33
422	168	622		Exclusion special items:	1,222	1,162
				of which:
290	19	199		- non-recurring items	290	218
132	149	423		- other special items	932	944

2,396	2,620	2,355	(1.7)	Adjusted net profit pertaining to Eni	9,251	10,412	12.5
102	90	178	74.5	Net profit of minorities	459	606	32.0
2,498	2,710	2,533	1.4	Adjusted net profit	9,710	11,018	13.5
				Break-down by division:
1,572	1,958	1,304	(17.0)	Exploration & Production	6,186	7,279	17.7
640	472	873	36.4	Gas & Power	2,552	2,862	12.1
221	257	115	(48.0)	Refining & Marketing	945	629	(33.4)
64	4	141	120.3	Petrochemicals	227	174	(23.3)
118	117	131	11.0	Engineering and Construction	328	400	22.0
(90)	(94)	(85)	(5.6)	Other activities	(297)	(301)	(1.3)
(46)	(16)	57	..	Corporate and financial companies	(142)	54	..
19	12	(3)	..	Unrealized profit in inventory (1)	(89)	(79)	11.2

2,498	2,710	2,533	1.4		9,710	11,018	13.5

				Net profit pertaining to Eni
0.56	0.66	0.41	(26.6)	- per ordinary share (euro)	2.34	2.49	6.6
1.34	1.67	1.06	(20.4)	- per ADS ($)	5.81	6.26	7.7
				Adjusted net profit pertaining to Eni (2)
0.64	0.71	0.64		- per ordinary share (euro)	2.46	2.81	14.4
1.52	1.81	1.65	8.4	- per ADS ($)	6.12	7.07	15.5
3,744.8	3,688.1	3,684.7	(1.6)	Weighted average number of outstanding shares (2)	3,763.4	3,701.3	(1.7)
2,072	4,555	1,780	(14.1)	Net cash provided by operating activities	14,936	17,003	13.8
2,464	1,835	2,944	19.5	Capital expenditure	7,414	7,833	5.7

(1)	Unrealized profit in inventory concerned intra-group sales of goods and services recorded at period end in the equity of the purchasing business segment.
(2)	Assuming dilution.

Trading environment indicators

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

56.90	69.49	59.68	4.9	Average price of Brent dated crude oil (1)	54.38	65.14	19.8
1.189	1.274	1.290	8.5	Average EUR/USD exchange rate (2)	1.244	1.256	1.0
47.86	54.55	46.26	(3.3)	Average price in euro of Brent dated crude oil	43.71	51.86	18.6
5.05	4.27	2.18	(56.8)	Average European refining margin (3)	5.78	3.79	(34.4)
4.25	3.35	1.69	(60.2)	Average European refining margin in euro	4.65	3.02	(35.1)
2.3	3.2	3.6	56.5	Euribor - three month rate (%)	2.2	3.1	40.9
4.3	5.4	5.3	23.3	Libor - three month dollar rate (%)	3.5	5.2	48.6

(1)	In USD dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Results for the fourth quarter of 2006

Bottom line
Eni’s net profit for the fourth quarter of 2006 was euro 1,520 million, down euro 585 million from the fourth quarter of 2005, or 27.8%, due essentially to: (i) a lower operating performance (down euro 439 million, or 10%), due to the adverse impact of the appreciation of the euro over the dollar (8.5%), higher exploration expenses and weaker refining activity, partly offset by the improved operating performance of the Gas & Power and Petrochemicals divisions; (ii) a higher Group tax rate, from 50.3% to 59.2% primarily due the Algerian Government’s introduction of a windfall tax on upstream earnings, effective from August 1, 2006. This included higher current taxation and a deferred tax charge (for a total of euro 328 million, of which euro 149 million pertaining to taxation for the period).

Eni’s adjusted net profit at euro 2,355 million was slightly down from the fourth quarter of 2005 (down 1.7%). Adjusted net profit is calculated by excluding an inventory holding loss of euro 213 million and special charges of euro 622 million (both amounts net of the related tax effect).

Special charges for the quarter were principally related to a deferred tax charge, reflecting the windfall tax levied by the Algerian Government as discussed above, asset impairments, consisting mainly of impairments of assets in the Exploration & Production and the Petrochemical divisions, risk provisions with respect to fines imposed by certain regulatory and antitrust Authorities, environmental provisions and redundancy incentives.

Divisional performance
The following comments are based on adjusted net profit.

The decline in the Group adjusted net profit for the fourth quarter was attributable to a reduction of profits reported in the:

•	Exploration & Production division (down euro 268 million or 17%), due to a lower operating performance (down euro 386 million) impacted by currency translation effects and increased exploration expenses. These negatives were partially offset by higher realisations in dollars (oil up 5%; natural gas up 11.2%);
•	Refining & Marketing division (down euro 106 million or 48%), due to a lower operating performance (down euro 231 million) adversely impacted by the weak refining environment (Brent margins were down 2.87 $/bbl or 56.8% from a year ago) and the appreciation of the euro over the dollar, partly offset by the benefit derived from the higher profitability of processed crudes. Other negatives during the quarter included a deterioration of operating results of marketing activities in Italy due to the adverse impact of mild weather conditions on sales of refined products for heating uses.

These decreases were partly offset by a better adjusted net profit reported in the:

•	Gas & Power division (up euro 233 million, or 36.4%), primarily reflecting the benefit from the partial reversal of a provision accrued in 2005 financial statements as an estimate of the impact of regulation enacted by the Authority for Electricity and Gas with resolution No. 248/2004. Operating performance improved from a year ago as a result of higher natural gas selling margins, supported by a favourable trading environment. Volumes of natural gas sold by consolidated subsidiaries (down 192 mmcf/d, or 2%) and volumes distributed through low pressure pipelines to the Italian retail market were both down from a year ago, due to mild weather conditions. Increasing adjusted net profit for the sector was also a result of the stronger performance of certain equity-accounted entities;
•	Petrochemical division (up euro 77 million, or 120.3%), reflecting an improved operating performance (up euro 80 million) resulting from a recovery in margins.

Results for 2006

Bottom line
Eni’s net profit for 2006 was a record euro 9,217 million, up euro 429 million compared to 2005, or 4.9%. This increase reflected a better operating performance (up euro 2,500 million), partially offset by a higher Group tax rate, which rose from 46.8% to 51.8%. The increase in the Group tax rate was recorded mainly in the Exploration & Production division due to: (i) the Algerian windfall tax on upstream earnings (euro 328 million, of which euro 149 million pertaining to taxation for the period); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective from the start of 2006, affecting both current taxation and deferred tax liabilities (euro 198 million, of which euro 107 million pertaining to taxation for the period).

Eni’s adjusted net profit for the year was up 12.5% to euro 10,412 million. Adjusted net profit is calculated by excluding an inventory holding loss of euro 33 million and special charges of euro 1,162 million (both amounts are net of the related fiscal effect).

Special charges for the year were principally related to asset impairments, mainly impacting assets in the Exploration & Production division, environmental provisions and redundancy incentives, risk provisions with respect to fines imposed by regulatory and antitrust Authorities, and a deferred tax charge, reflecting the windfall tax levied by the Algerian Government and the supplemental tax rate in the UK, as mentioned above.

Return on average capital employed (ROACE) calculated on an adjusted basis for the twelve-month period ending on December 31, 2006 was 22.7% (20.5% in 2005).

Eni’s results benefited from a favourable trading environment, with a higher Brent crude oil price (up 19.8% compared to 2005) and higher selling margins on petrochemical products. These positives were partially offset by declining refining margins (margin on Brent were down 34.4%). Selling margins on natural gas were underpinned by a favourable trading environment. The euro appreciated by 1% over the dollar.

Divisional performance
The following comments are based on adjusted net profit.

Group adjusted net profit for the year was supported by the increase reported in the:

•	Exploration & Production division (up euro 1,093 million, or 17.7%), reflecting a better operating performance (up euro 2,860 million) as a result of higher realisations in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmboe). These positives were offset in part by higher operating costs and amortisation charges, and increased exploration expenses. Adjusted net profit for the year was also negatively affected by the effects of exchange rates and a higher tax rate from 51.8% to 53.9%;
•	Gas & Power division (up euro 310 million, or 12.1%), reflecting a better operating performance (up euro 351 million) resulting from higher natural gas selling margins due to a favourable trading environment and the reduced impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 304 mmcf/d, or 3.8%) and in volumes transported outside Italy contributed positively. On a negative note, transportation activities in Italy posted lower operating results due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and distribution activities suffered from lower volumes. Adjusted net profit for the year was supported by a better performance of certain equity-accounted entities;
•	Engineering and Construction division (up euro 72 million, or 22%), reflecting a better operating performance against the backdrop of favourable trends in the demand for oilfield services.

These increases were partly offset by lower adjusted net profit reported in the Refining & Marketing division (down euro 316 million, or 33.4%), due to a poor operating performance (down euro 424 million) dragged down by a weak refining environment, the appreciation of the euro over the dollar and the impact of higher level of planned maintenance activity. Divisional results were also adversely impacted by the weaker performance of marketing activities in Italy due to lower sales as a consequence of the mild weather conditions of the fourth quarter.

Net borrowings and cash flow
Net borrowings as of December 31, 2006 amounted to euro 6,765 million, representing a decrease of euro 3,710 million from December 31, 2005. Net cash provided by operating activities totalled euro 17,003 million. Main cash outflows were: (i) financial requirements for capital expenditure and investments which totalled euro 7,928 million; (ii) dividend payments amounting to euro 4,832 million, of which euro 2,400 million pertained to the payment of the balance of the dividend for fiscal year 2005 and euro 2,210 million pertained to the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA, also Saipem SpA and Snam Rete Gas SpA distributed dividends amounting to euro 207 million; and (iii) the repurchase of shares for euro 1,241 million by Eni SpA and euro 477 million by Snam Rete Gas SpA and Saipem SpA. Cash from divestments (euro 328 million) and currency translation effects (approximately euro 650 million) also contributed to the reduction in net borrowings.

Leverage, the ratio of net borrowings to shareholders’ equity including minority interests decreased to 0.16, from 0.27 at December 31, 2005.

Net borrowings increased by euro 2,915 million from September 30, 2006 (euro 3,850 million) as cash inflow generated by operating activities (euro 1,780 million) partially covered the financial requirements for capital expenditure and investments amounting to euro 2,963 million, the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA (euro 2,210 million) and the repurchase of own shares for euro 105 million.

Repurchase of own shares
In the period from January 1 to December 31, 2006, a total of 53.13 million own shares were purchased by the company for a total cost of euro 1,241 million (representing an average cost of euro 23.35 per share). Since the inception of the share buy-back programme (September 1, 2000), Eni has repurchased 335 million shares, equal to 8.36% of outstanding capital stock, at a total cost of euro 5,512 million (representing an average cost of euro 16.45 per share).

Capital expenditure
2006 capital expenditure amounted to euro 7,833 million (euro 7,414 million in 2005) and was primarily related to:

•	the development of oil and gas reserves (euro 3,629 million) in particular in Kazakhstan, Angola, Egypt and Italy and exploration projects (euro 1,348 million) particularly in Angola, Egypt, Norway, Nigeria, the Gulf of Mexico and Italy, including also the acquisition of 152,000 square kilometres of new acreage (99% operated by Eni);
•	the upgrading and maintenance of Eni’s natural gas transport and distribution networks in Italy (euro 785 million);
•	ongoing construction of combined cycle power plants (euro 229 million);
•	projects aimed at improving flexibility and yields of refineries (euro 376 million), including the start-up of construction of a new hydrocracking unit at the Sannazzaro refinery, and upgrading the refined product distribution network in Italy and in the rest of Europe (euro 223 million);
•	the construction of a new FPSO unit and upgrading of the fleet and logistic centres in the Engineering and Construction segment (euro 591 million).

Eni SpA parent company preliminary accounts for 2006

Eni’s Board of Directors also examined Eni SpA’s preliminary results for 2005 prepared in accordance with IFRSs, which showed net profit amounting to euro 5,821 million (euro 6,042 million in 2005)5. The euro 221 million decrease was primarily due to lower operating profit offset by higher net interest incomes and net income from investments, and lower income taxes.

Financial and operating information by division for the fourth quarter and for 2006 is provided in the following pages.

__________________

(5)	Accounts of the parent company for 2005 closed with a net profit of euro 5,288 million in accordance with Italian GAAP. When restated in accordance with IFRS, 2005 net profit of the parent company amounts to euro 6,042 million.

Exploration & Production

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Results
6,419	6,562	6,152	(4.2)	Net sales from operations	22,531	27,173	20.6
3,561	4,041	3,141	(11.8)	Operating profit	12,592	15,580	23.7
				Exclusion of inventory holding (gains) losses
20	54	54		Exclusion of special items:	311	183
(43)	48	51		- asset impairments	247	231
	3	(7)		- gains on disposal of assets		(61)
6	3	10		- provision for redundancy incentives	7	13
57				- provision to the reserve for contingencies	57
3,581	4,095	3,195	(10.8)	Adjusted operating profit	12,903	15,763	22.2
(21)	(11)	(22)		Net financial incomes (expenses) (d)	(80)	(59)
(10)	37	(18)		Net incomes (expenses) from investments (d)	10	85
(1,978)	(2,163)	(1,851)		Income taxes (d)	(6,647)	(8,510)	28.0
55.7	52.5	58.7		Adjusted tax rate	51.8	53.9
1,572	1,958	1,304	(17.0)	Adjusted net profit	6,186	7,279	17.7
				Results also include:
1,265	1,106	1,414	11.8	- amortisations and depreciations	4,101	4,776	16.5
274	255	419	52.9	- of which amortisations of exploration expenditure	618	1,075	73.9
1,517	1,152	1,937	27.7	Capital expenditure	4,965	5,203	4.8

				Production (a) (b)
1,132	1,041	1,079	(4.7)	Total liquids (c) (kbbl/d)	1,111	1,079	(2.9)
3,885	3,849	4,132	6.4	Natural gas (mmcf/d)	3,602	3,955	9.8
1,806	1,709	1,796	(0.6)	Total hydrocarbons (kboe/d)	1,737	1,770	1.9

				Average realisations
52.26	65.20	54.85	5.0	Liquids (c) ($/bbl)	49.09	60.09	22.4
171.27	192.14	190.39	11.2	Natural gas ($/mmcf)	158.94	187.25	17.8
43.53	52.21	45.53	4.6	Total hydrocarbons ($/boe)	41.06	48.87	19.0

				Average oil marker price
56.90	69.49	59.68	4.9	Brent dated ($/bbl)	54.38	65.14	19.8
47.86	54.55	46.26	(3.3)	Brent dated (euro/bbl)	43.71	51.86	18.6
59.99	70.38	59.94	(0.1)	West Texas Intermediate ($/bbl)	56.44	66.00	16.9
432.96	214.36	235.20	(45.7)	Gas Henry Hub ($/kmc)	311.48	238.02	(23.6)

(a)	Supplementary operating data is provided on page 32.
(b)	Includes Eni’s share of production of equity-accounted entities.
(c)	Includes condensates.
(d)	Excluding special items.

Fourth Quarter result
The adjusted operating profit of the Exploration & Production division totalled euro 3,195 million, down euro 386 million or 10.8% from the fourth quarter of 2005 reflecting primarily:

•	an adverse impact of approximately euro 331 million resulting from the appreciation of the euro versus the dollar;
•	an increased exploration expense (up euro 145 million; euro 159 million on a constant exchange rate basis).

These negatives were partly offset by higher realisations in dollars (oil up 5%, natural gas up 11.2%). The adjusted net profit was euro 1,304 million, down euro 268 million from the fourth quarter of 2005, also impacted by a higher tax rate, from 55.7% to 58.7%, primarily due to the Algerian windfall tax.

Full year result
The adjusted operating profit for the year was euro 15,763 million, up euro 2,860 million, reflecting higher realisations in dollars combined with higher sold production volumes (up 10.2 mmboe or 1.7%), partly offset by increased production costs and amortisation charges, an increased exploration expense, and the adverse impact of the appreciation of the euro versus the dollar. This better operating performance was partly offset by an increase in the adjusted tax rate (from 51.8% to 53.9%), resulting in a 17.7% increase in the adjusted net profit for the year.

Special items
Special charges excluded from the adjusted operating profit were euro 54 million in the fourth quarter and euro 183 million in 2006 relating primarily to asset impairments. Other special charges for the quarter included primarily the deferred tax impact of the Algerian windfall tax for euro 179 million. For the full year, other special charges also included the deferred tax impact of the supplemental tax rate applicable to the profit earned in the North Sea enacted by the British Government, and a charge for the settlement of a taxation proceeding against a Venezuelan authority, for a combined amount of euro 342 million.

Fourth Quarter production
Oil and natural gas production in the fourth quarter averaged 1,796 kboe/d virtually unchanged from the fourth quarter of 2005 (down 0.6%). Production for the quarter was impacted by the unilateral cancellation of the Dación field contract by the Venezuelan state company PDVSA with effect from April 1, 2006 (down 61 kboe/d). Production increases were driven primarily by start-ups/full production of large gas projects (Libya, Nigeria, Australia and Croatia) and liquid production growth in Libya, the United States and Kazakhstan, where the positive contribution was offset in part by mature field decline and the impact of outages and disruptions in Nigeria due to security issues.

Daily production of oil and condensates for the fourth quarter (1,079 kbbl) increased mainly in Libya due to new production, in the United States, due to further progress in the recovery of production at facilities damaged by hurricanes in the third and fourth quarters of 2005 and in Kazakhstan due to a better field performance. Production decreased in Venezuela and Nigeria.

Daily production of natural gas for the fourth quarter (4,132 mmcf/d) increased mainly in Libya (achievement of full production at the Bahr Essalam field), Nigeria (start-up of trains 4 and 5 of the Bonny LNG plant), Australia (start-up of the gas phase of the Bayu Undan field) and Croatia (start-up of the Ika, Ida and Ivana C-K fields). Declines in production were attributable mainly to mature field decline in Italy and in the United Kingdom.

Full year production and proved reserves
For the full year, daily production of oil and gas averaged 1,770 kboe/d, increasing by 33 kboe/d from 2005 (up 1.9%), despite the impact of the loss of production of the Dación oil field in Venezuela and of adverse entitlement effects. Libya, Angola and Egypt were the main growth areas.

Daily production of oil and condensates for the full year (1,079 kbbl) increased mainly in Angola and Libya. Daily production of natural gas for the full year (3,955 mmcf/d) increased mainly in Libya, Egypt and Nigeria, partly offset by mature field decline in Italy.

Eni’s proved reserves of oil and natural gas at December 31, 2006 stood at 6,436 million boe (oil and condensates 3,481 million barrels; natural gas 2,955 million boe), decreasing 401 million boe from December 31, 2005, or 6%.

Changes in Eni’s 2006 proved reserves are as follows:

(mboe)

Net proved reserves at December 31, 2005		6,837
Revisions, extensions and discoveries and improved recovery	417
Production	(646)	(229)
		6,608
Divestment of proved property		(2)
Unilateral cancellation by PDVSA of the contract concerning the Dación field		(170)
Net proved reserves at December 31, 2006		6,436

Additions to proved reserves booked in 2006 were 417 million boe and derived from: (i) extensions and discoveries (161 million boe) in particular in Kazakhstan, Algeria, Libya and Egypt; (ii) improved recovery (105 million boe), in particular, in Algeria, Angola, Egypt and Nigeria, and (iii) net upward revisions of 151 million boe mainly in Kazakhstan, Egypt and Libya.

The unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan state oil company PDVSA determined a decrease in the Eni’s proved reserves of 170 million barrels.
In 2006 Eni’s proved reserves replacement ratio6 was 65% (38% all sources, including the loss of proved reserves at the Venezuelan Dación oilfield and other disposals) representing 10 years of remaining production at the current rate (10.8 as at December 31, 2005).
Considering the adverse entitlement impact in certain PSAs and buy-back contracts resulting from higher oil prices (Brent price was 58.925 dollars/barrel at December 31, 2005) and assuming Brent constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.

At December 31, 2006, Eni’s proved developed reserves stood at 4,059 million boe (oil and condensates 2,144 million barrels, natural gas 1,915 million boe) or 63% of total proved reserves (63% as of December 31, 2005).

__________________

(6)	Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves booked according with the Securities Exchange Commission (SEC) criteria under the S-X Regulation, Rule 4-10. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Gas & Power

(all figures in millions of euro, except where indicated)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Results
7,419	5,265	8,170	10.1	Net sales from operations	22,969	28,368	23.5
641	592	1,303	103.3	Operating profit	3,321	3,802	14.5
(32)	(6)	(41)		Exclusion of inventory holding (gains) losses	(127)	(67)
281	33	7		Exclusion of special items	337	147
				of which:
290	24	(2)		Non-recurring items	290	22
(9)	9	9		Other special items:	47	125
1				- asset impairments	1	51
3	3	2		- environmental provisions	31	44
3	5	15		- provisions for redundancy incentives	8	37
(16)	1	(8)		- other	7	(7)
890	619	1,269	42.6	Adjusted operating profit	3,531	3,882	9.9
516	186	832	61.2	Market and Distribution	1,777	2,062	16.0
254	230	286	12.6	Transport in Italy	1,162	1,087	(6.5)
109	140	144	32.1	Transport outside Italy	448	579	29.2
11	63	7	(36.4)	Power generation	144	154	6.9
13	6	(1)		Net financial incomes (expenses) (a)	37	16
76	100	97		Net incomes (expenses) from investments (a)	370	489
(339)	(253)	(492)		Income taxes (a)	(1,386)	(1,525)
34.6	34.9	36.0		Adjusted tax rate (%)	35.2	34.8
640	472	873	36.4	Adjusted net profit	2,552	2,862	12.1
411	311	453	10.2	Capital expenditure	1,152	1,174	1.9

				Natural gas sales (mmcf/d)
6,015	3,605	5,470	(9.1)	Italy to third parties *	5,077	4,944	(2.6)
564	576	595	5.5	Own consumption *	536	593	10.6
2,702	2,038	3,063	13.4	Rest of Europe *	2,268	2,687	18.5
85	104	46	(45.9)	Outside Europe	113	74	(34.5)
9,366	6,323	9,174	(2.0)	Sales to third parties and own consumption of consolidated companies	7,994	8,298	3.8
788	621	756	(4.1)	Natural gas sales of affiliates (net to Eni)	685	741	8.2
12		4	..	Italy*	7	2	(71.4)
741	514	702	(5.3)	Rest of Europe*	626	666	6.4
35	107	50	42.9	Outside Europe	52	73	40.4
10,015	6,944	9,930	(2.2)	Total natural gas sales and own consumption	8,679	9,039	4.1
10,564	7,259	10,406	(1.5)	Sales of natural gas in Europe	9,077	9,436	4.0
10,034	6,733	9,834	(2.0)	G&P in Europe *	8,514	8,892	4.4
530	526	572	8.0	Upstream in Europe	563	544	(3.4)
8,464	7,301	8,617	1.8	Transport of natural gas in Italy (mmcf/d)	8,234	8,513	3.4
5,662	4,641	5,746	1.5	Eni	5,310	5,524	4.0
2,802	2,660	2,871	2.5	On behalf of third parties	2,924	2,990	2.3
6.07	6.33	6.07	0.0	Electricity production sold (TWh)	22.77	24.82	9.0

(a)	Excluding special items.
*	Market segments with asterisk merge into "G&P in Europe".

Fourth Quarter result
The adjusted operating profit of the Gas & Power division totalled euro 1,269 million, up euro 379 million or 42.6% from the fourth quarter of 2005 reflecting primarily:

•	the partial reversal of a provision accrued in the 2005 financial statements as an estimate of the impact of regulation enacted by the Authority for Electricity and Gas with resolution No. 248/2004[7];
•	higher natural gas selling margins supported by a favourable trading environment, relating, in particular, to movements in the euro vs. the dollar exchange rate.

These positive factors were partly offset by a decline in natural gas sales by consolidated subsidiaries (down 192 mmcf/d or 2%) and lower volumes distributed through low pressure pipelines to the Italian retail market due to mild weather conditions. The adjusted net profit of the Gas & Power division increased by euro 233 million also reflecting the increased contribution of certain equity-accounted entities, in particular Unión Fenosa Gas in Spain.

Full year result
For the full year, the adjusted operating profit of the Gas & Power division rose 9.9% to euro 3,882 million, primarily reflecting higher selling margins on natural gas due to a favourable trading environment and the reduced impact of the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 304 mmcf/d, or 3.8%), in electricity production sold (up 2.05 TWh, or 9%) and in volumes transported outside Italy due to the coming on stream of volumes transported through the GreenStream gasline from Libya contributed positively. These positives were partly offset by a lower operating result from transportation activities in Italy due to the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 166/2005 and a lower operating result from distribution activities due to lower volumes. Also, higher purchase costs were incurred in the first quarter of the year, owing to a climatic emergency. Full year adjusted net profit was up euro 310 million to euro 2,862 million, also benefiting from the improved performance of certain equity-accounted entities.

Special items
Special charges for the quarter (euro 7 million) referred to redundancy incentives.
Special charges for the full year recorded in the operating profit (euro 147 million) included certain of non-recurring charges pertaining to fines imposed by the Authority for Electricity and Gas, as well as asset impairments, redundancy incentives and environmental provisions. Other special items pertained to Eni’s share of a gain recorded by the Galp affiliate on the sale of a regulated gas asset.

Fourth Quarter sales
Natural gas sales in Europe for the fourth quarter amounted to 10,406 mmcf/d (including own consumption and sales by affiliates), down 158 mmcf/d from the fourth quarter of 2005 due primarily to the negative impact of mild weather conditions on sales in the Italian market (down 522 mmcf/d, or 7.9%). All market segments posted lower volumes: the thermoelectric sector (down 154 mmcf/d), the residential and commercial sector (down 154 mmcf/d), the wholesaler sector (down 149 mmcf/d) and the industrial sector (down 88 mmcf/d).
The decline in the domestic market was partly offset by growth in other European target markets, up 322 mmcf/d or 9.4%, in particular:

•	sales under long-term supply contracts to Italian importers were up 184 mmcf/d; and
•	supplies to the Turkish, Austrian and German and French markets.

In the fourth quarter of 2006, electricity production sold was flat.

Full year sales
In 2006, natural gas sales in Europe increased by 359 mmcf/d to 9,436 mmcf/d, reflecting a growth in the rest of Europe (up 459 mmcf/d, or 15.9%), particularly sales to Italian importers and sales to Turkey, the Iberian Peninsula, Austria, Germany and France. This increase was partly offset by a decrease in sales in Italy (down 81 mmcf/d, or 1.4%), with all market segments posting lower sales with the exception of the industrial segment and the build up of supplies to feed Eni’s own power plants. In 2006, electricity production sold increased by 2.05 TWh to 24.82 TWh (up 9%), reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 3.05 TWh), whose effects were offset in part by the standstill of the Ravenna power plant (down 0.85 TWh).

__________________

(7)	The impact of the regulatory regime was determined based on the indexation mechanism set out by Resolution No. 248/2004 from the Authority for Electricity and Gas, and certain resolutions enacting Resolution No. 248/2004, this in spite of the fact that Resolution No. 248/2004 was annulled by an administrative body due to certain formal flaws.

Refining & Marketing

(all figures in millions of euro, except where indicated)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Results
9,555	10,185	8,579	(10.2)	Net sales from operations	33,732	38,210	13.3
329	250	(386)	..	Operating profit	1,857	319	(82.8)
(177)	83	386		Exclusion of inventory holding (gains) losses	(1,064)	215
227	30	148		Exclusion of special items	421	256
				of which:
		109		Non-recurring items		109
227	30	39		Others special items:	421	147
5		13		- impairments	5	14
157	23	27		- environmental charges	337	111
13	6	30		- provision for redundancy incentives	22	47
8	1	(4)		- provision to the reserve for contingencies	39	8
44		(35)		- other	18	(33)
379	363	148	(60.9)	Adjusted operating profit	1,214	790	(34.9)
29	42	31		Net incomes (expenses) from investments (a)	231	184
(187)	(148)	(64)		Income taxes (a)	(500)	(345)
45.8	36.5	35.8		Adjusted tax rate (%)	34.6	35.4
221	257	115	(48.0)	Adjusted net profit	945	629	(33.4)
317	137	272	(14.2)	Capital expenditure	656	645	(1.7)

				Global indicator refining margin
5.05	4.27	2.18	(56.8)	Brent ($/bbl)	5.78	3.79	(34.4)
4.25	3.35	1.69	(60.2)	Brent (€/bbl)	4.65	3.02	(35.1)
7.73	6.82	4.87	(37.0)	Ural ($/bbl)	8.33	6.50	(22.0)

				Refining throughputs and sales (kbbl/d)
715	679	718	0.4	Refining throughputs on own account Italy	684	667	(2.5)
98	97	95	(3.1)	Refining throughputs on own account Rest of Europe	91	94	3.3
572	570	584	2.1	Refining throughputs of wholly-owned refineries	547	543	(0.7)
100	100	100		Utilisation rate of balanced capacity (%)	100	100
175	178	171	(2.3)	Retail sales Italy Agip brand	175	173	(1.1)
				Retail sales Italy IP brand	26		..
72	82	77	6.9	Retail sales Rest of Europe	73	76	4.1
225	195	205	(8.9)	Wholesale Italy	210	202	(3.8)
86	85	84	(2.3)	Wholesale Rest of Europe	82	84	2.4
9	8	8	(11.1)	Wholesale Rest of World	8	8
517	491	501	(3.1)	Other sales	459	480	4.6
1,084	1,039	1,046	(3.5)	Sales	1,033	1,023	(1.0)

				Refined product sales by region (kbbl/d)
624	593	602	(3.5)	Italy	606	598	(1.3)
159	167	161	1.3	Rest of Europe	155	160	3.2
301	279	283	(6.0)	Rest of World	271	264	(2.6)

(a)	Excluding special items.

Fourth Quarter result
The adjusted operating profit of the Refining & Marketing division was euro 148 million, down euro 231 million, or 60.9% from the fourth quarter of 2005 reflecting primarily:

•	lower realised refining margins attributable to an unfavourable trading environment (Brent margins were down $2.87/bbl or 56.8% from a year ago), exacerbated by the negative impact of the appreciation of the euro over the dollar. These negatives were partly offset by the benefit deriving from the higher profitability of processed crudes; and
•	the decline in operating performance of Italian marketing activities due to the adverse impact of mild weather conditions on sales of refined products for heating uses.

The adjusted net profit for the fourth quarter was euro 115 million, down euro 106 million, or 48%, from the fourth quarter of 2005, primarily reflecting the decrease in the operating profit.

Full year result
The adjusted operating profit for the full year was euro 790 million, down euro 424 million, or 34.9%, from a year ago primarily reflecting:

•	lower realised refining margins reflecting the unfavourable trading environment and the appreciation of the euro versus the dollar, combined with the impact of longer refinery standstills due to planned maintenance, partly offset by the higher profitability of processed crudes;
•	the decline in the operating performance of Italian marketing activities due to lower volumes sold which were negatively affected by the mild weather conditions registered in the fourth quarter, and the divestment of Italiana Petroli carried out in September 2005.

On the positive side marketing activities in the rest of Europe performed well as a result of higher retail margins and higher volumes sold.

The adjusted net profit for the full year was euro 629 million, down euro 316 million, or 33.4%, from 2005, primarily reflecting the decrease in the operating profit.

Special items
Special charges excluded from the adjusted operating profit were euro 148 million in the fourth quarter and euro 256 million for the full year, reflecting primarily the impact of a non recurring charge related to a fine imposed by the Italian Antitrust Authority, and environmental provisions and provisions for redundancy incentives.

Fourth Quarter throughputs and sales
Refining throughputs on Eni’s own account for the fourth quarter of 2006 in Italy and outside Italy were 813 kbbl/d, broadly consistent with the fourth quarter of 2005, due principally to higher throughputs processed at the Venice, Livorno and Taranto refineries. This was partly offset by lower volumes processed at the Sannazzaro refinery, the Gela refinery, the third party Priolo refinery (as a result of the accident occurred late in April) and in the Czech Republic. Sales of refined products for the fourth quarter decreased by 38 kbbl/d to 1,046 kbbl/d, compared to the fourth quarter of 2005, due to lower sales on both the Agip branded network and the wholesale markets in Italy (down 24 kbbl/d), partly offset by increased volumes sold in retail markets of the rest of Europe (up 5 kbbl/d). Sales in the retail market in Italy decreased by 4 kbbl/d to 171 kbbl/d, due primarily to increased competition. Sales on the wholesale market in Italy decreased by 20 kbbl/d to 205 kbbl/d, due primarily to the impact of mild weather adversely affecting heating product sales (LPG and home-heating oil). Sales in retail markets in the rest of Europe increased by 5 kbbl/d to 77 kbbl/d, as a result of an increased market share in Germany and the effect of the purchase and lease of service stations in Spain.

Full year throughputs and sales
Refining throughputs on Eni’s own account for the full year were 761 kbbl/d, down 14 kbbl/d, or 1.8%, than 2005, owing to lower throughputs on third parties refineries (mainly in Priolo). Steady refining throughputs were achieved at Eni’s own refineries as a result of improved performance at the Venice refinery, partly offset by the impact of planned maintenance standstills of the Sannazzaro and Livorno refineries.

The wholly-owned refineries utilisation rate was 100% reflecting balanced capacity.

For the full year, sales of refined products decreased by 10 kbbl/d to 1,023 kbbl/d, due primarily to lower sales on both the Agip branded network and the wholesale markets in Italy (down 10 kbbl/d), partly offset by increased volumes sold in the rest of Europe (up 5 kbbl/d).

The 26 kbbl/d of lost retail sales in Italy due to the divestment of Italiana Petroli carried out in September 2005 was partially offset by Eni’s ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.

Sales of refined products on the Agip branded network in Italy declined by 2 kbbl/d to 173 kbbl/d, due to competitive pressures; market share decreased from 29.7% to 29.3%. Sales on the wholesale market in Italy decreased by 8 kbbl/d to 202 kbbl/d, due primarily to the decline registered in the fourth quarter, as mentioned above. Sales of refined products increased in both the retail and wholesale markets in the rest of Europe, principally in Germany and Spain.

Summarized Group profit and loss account

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

21,506	21,146	21,416	(0.4)	Net sales from operations	73,728	86,105	16.8
318	109	288	(9.4)	Other income and revenues	798	769	(3.6)
(15,684)	(14,147)	(15,860)	(1.1)	Operating expenses	(51,918)	(61,126)	(17.7)
(290)	(24)	(182)		- of which non-recurring items	(290)	(206)
(1,744)	(1,500)	(1,887)	(8.2)	Depreciation, amortisation and writedowns	(5,781)	(6,421)	(11.1)

4,396	4,828	3,957	(10.0)	Operating profit	16,827	19,327	14.9
(98)	(42)	52	..	Net financial (expense) income	(366)	161	..
146	279	157	7.5	Net income from investments	914	903	(1.2)

4,444	5,065	4,166	(6.3)	Profit before income taxes	17,375	20,391	17.4
(2,237)	(2,553)	(2,468)	(10.3)	Income taxes	(8,128)	(10,568)	(30.0)
50.3	50.4	59.2		Tax rate (%)	46.8	51.8
2,207	2,512	1,698	(23.1)	Net profit	9,247	9,823	6.2
				of which:
2,105	2,422	1,520	(27.8)	- net profit pertaining to Eni	8,788	9,217	4.9
102	90	178	74.5	- net profit of minorities	459	606	32.0

2,105	2,422	1,520	(27.8)	Net profit pertaining to Eni	8,788	9,217	4.9
(131)	30	213		Exclusion of inventory holding (gain) loss	(759)	33
422	168	622		Exclusion special items:	1,222	1,162
290	19	199		- non-recurring items	290	218
132	149	423		- other special items	932	944

2,396	2,620	2,355	(1.7)	Adjusted net profit pertaining to Eni (1)	9,251	10,412	12.5

(1)	Adjusted operating profit and net profit adjusted net profit are before inventory holding gains or losses and special items. For an explanation of these measure and reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see below.

NON-GAAP Measures

Reconciliation of reported operating profit and net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.
Taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, which the Italian statutory tax rate of 33% is applied to.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to help facilitate comparison of base business performance across periods and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on capital employed by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Special items include certain relevant incomes or charges pertaining to: (i) either infrequent or unusual events and transactions, being identified as non recurring items under such a circumstance; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and in financial tables.

Finance charges or incomes related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Also the effect of the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charge or income deriving from certain segment-operated assets, i.e. interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and net profit see tables below.

Fourth Quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,141	1,303	(386)	72	149	(221)	(89)	(12)	3,957
Exclusion of inventory holding (gains) losses		(41)	386	(4)					341

Exclusion of special items
of which:
Non-recurring (income) charges		(2)	109	13		62			182
Other special charges:	54	9	39	73	3	82	36		296
environmental charges		2	27			62	11		102
asset impairments	51		13	50	1	12			127
gains on disposal of assets	(7)								(7)
provisions to the reserve for contingencies			4	11					15
provision for redundancy incentives	10	15	30	14	2	1	29		101
other		(8)	(35)	(2)		7	(4)		(42)

Special items of operating profit	54	7	148	86	3	144	36		478

Adjusted operating profit	3,195	1,269	148	154	152	(77)	(53)	(12)	4,776
Net financial (expense) income *	(22)	(1)				(7)	87		57
Net income from investments *	(18)	97	31	1	47	(1)	1		158
Income taxes *	(1,851)	(492)	(64)	(14)	(68)		22	9	(2,458)

Adjusted tax rate (%)	58.7	36.0	35.8						49.2
Adjusted net profit	1,304	873	115	141	131	(85)	57	(3)	2,533

of which:
- net profit of minorities									178
- adjusted net profit pertaining to Eni									2,355
Reported net profit pertaining to Eni									1,520
Exclusion of inventory holding (gains) losses									213
Exclusion of special items:									622
- non-recurring (income) charges									199
- other special charges									423
Adjusted net profit pertaining to Eni									2,355

*	Excluding special items.

Fourth Quarter 2005	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,561	641	329	37	135	(297)	(41)	31	4,396
Exclusion of inventory holding (gains) losses		(32)	(177)						(209)

Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	20	(9)	227	37	7	205	(33)		454
environmental charges		3	157			146	8		314
asset impairments	(43)	1	5	11	4	47	2		27
gains on disposal of assets
provisions to the reserve for contingencies			8	6		(4)	(119)		(109)
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	6	3	13	4	3	3	12		44
other		(22)	14	(1)		9

Special items of operating profit	20	281	227	37	7	205	(33)		744

Adjusted operating profit	3,581	890	379	74	142	(92)	(74)	31	4,931
Net financial (expense) income *	(21)	13					(91)		(99)
Net income from investments *	(10)	76	29	2	46		(1)		142
Income taxes *	(1,978)	(339)	(187)	(12)	(70)	2	120	(12)	(2,476)

Adjusted tax rate (%)	55.7	34.6	45.8						49.8
Adjusted net profit	1,572	640	221	64	118	(90)	(46)	19	2,498

of which:
- net profit of minorities									102
- adjusted net profit pertaining to Eni									2,396
Reported net profit pertaining to Eni									2,105
Exclusion of inventory holding (gains) losses									(131)
Exclusion of special items:									422
- non-recurring (income) charges									290
- other special charges									132
Adjusted net profit pertaining to Eni									2,396

*	Excluding special items.

Third Quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	4,041	592	250	31	145	(185)	(65)	19	4,828
Exclusion of inventory holding (gains) losses		(6)	83	5					82

Exclusion of special items
of which:
Non-recurring (income) charges		24							24
Other special charges:	54	9	30	1		91	8		193
environmental charges		3	23			12			38
asset impairments	48					6			54
gains on disposal of assets	3								3
provisions to the reserve for contingencies			1			53			54
provision for redundancy incentives	3	5	6	4		15	2		35
other		1		(3)		5	6		9

Special items of operating profit	54	33	30	1		91	8		217

Adjusted operating profit	4,095	619	363	37	145	(94)	(57)	19	5,127
Net financial (expense) income *	(11)	6					(34)		(39)
Net income from investments *	37	100	42		27				206
Income taxes *	(2,163)	(253)	(148)	(33)	(55)		75	(7)	(2,584)

Adjusted tax rate (%)	52.5	34.9	36.5						48.8
Adjusted net profit	1,958	472	257	4	117	(94)	(16)	12	2,710

of which:
- net profit of minorities									90
- adjusted net profit pertaining to Eni									2,620
Reported net profit pertaining to Eni									2,422
Exclusion of inventory holding (gains) losses									30
Exclusion of special items:									168
- non-recurring (income) charges									19
- other special charges									149
Adjusted net profit pertaining to Eni									2,620

*	Excluding special items.

Full Year 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88

Exclusion of special item
of which:
Non-recurring (income) charges		22	109	13		62			206
Other special charges:	183	125	147	94	3	261	56		869
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(7)	(33)	(6)		21	2		(23)

Special items of operating profit	183	147	256	107	3	323	56		1,075

Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income *	(59)	16				(7)	205		155
Net income from investments *	85	489	184	2	66	5			831
Income taxes *	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)

Adjusted tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018

of which:
- net profit of minorities									606
- adjusted net profit pertaining to Eni									10,412
Reported net profit pertaining to Eni									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items:									1,162
- non-recurring (income) charges									218
- other special charges									944
Adjusted net profit pertaining to Eni									10,412

*	Excluding special items.

Full Year 2005	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)

Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
gains on disposal of assets
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)

Special items of operating profit	311	337	421	78	7	638	149		1,941

Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income *	(80)	37					(296)		(339)
Net income from investments *	10	370	231	3	141	(1)	23		777
Income taxes *	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)

Adjusted tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710

of which:
- net profit of minorities									459
- adjusted net profit pertaining to Eni									9,251
Reported net profit pertaining to Eni									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items:									1,122
- non-recurring (income) charges									290
- other special charges									932
Adjusted net profit pertaining to Eni									9,251

*	Excluding special items.

Analysis of special items

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	Full Year 2005	Full Year 2006

			Special items
			of which:
290	24	182	Non-recurring (income) charges	290	206
454	193	296	Other special charges:	1,651	869
314	38	102	environmental charges	835	292
27	54	127	asset impairments	363	369
	3	(7)	gains on disposal of assets		(61)
69	54	15	provisions to the reserve for contingencies	379	114
178			- of which: increase insurance charges	178
44	35	101	provision for redundancy incentives	79	178
	9	(42)	other	(5)	(23)

744	217	478	Special items of operating profit	1,941	1,075

(1)	3	5	Net financial (expense) income	27	(6)

(4)	(73)	1	Net income from investments	(137)	(72)
			of which:
			gain on the disposal of Italiana Petroli (IP)	(135)
	(73)		gain on Galp Energia SGPS SA (disposal of gas assets to Rede Electrica National)		(73)

(317)	21	138	Income taxes	(609)	165
			of which:
	91		supplemental tax rate UK		91
		179	windfall tax Algeria		179
	(16)	2	legal proceeding in Venezuela		77

422	168	622	Total special items of net profit	1,222	1,162

Adjusted operating profit by division

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Adjusted operating profit
3,581	4,095	3,195	(10.8)	Exploration & Production	12,903	15,763	22.2
890	619	1,269	42.6	Gas & Power	3,531	3,882	9.9
379	363	148	(60.9)	Refining & Marketing	1,214	790	(34.9)
74	37	154	108.1	Petrolchemicals	261	219	(16.1)
142	145	152	7.0	Engineering and Construction	314	508	61.8
(92)	(94)	(77)	16.3	Other activities	(296)	(299)	(1.0)
(74)	(57)	(53)	28.4	Corporate and financial companies	(228)	(240)	(5.3)
31	19	(12)		Unrealized profit in inventory	(141)	(133)

4,931	5,127	4,776	(3.1)		17,558	20,490	16.7

Adjusted net profit by division

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

				Adjusted net profit
1,572	1,958	1,304	(17.0)	Exploration & Production	6,186	7,279	17.7
640	472	873	36.4	Gas & Power	2,552	2,862	12.1
221	257	115	(48.0)	Refining & Marketing	945	629	(33.4)
64	4	141	120.3	Petrolchemicals	227	174	(23.3)
118	117	131	11.0	Engineering and Construction	328	400	22.0
(90)	(94)	(85)	5.6	Other activities	(297)	(301)	1.3
(46)	(16)	57	..	Corporate and financial companies	(142)	54	..
19	12	(3)	..	Unrealized profit in inventory	(89)	(79)	(11.2)
2,498	2,710	2,533	1.4		9,710	11,018	13.5

				of which:
102	90	178	74.5	Net profit of minorities	459	606	32.0
2,396	2,620	2,355	(1.7)	Adjusted net profit pertaining to Eni	9,251	10,412	12.5

Summarised Group balance sheet1

Summarised group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this Summarised group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyse its sources of funds and investments in fixed assets and working capital. Management uses the Summarised group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(million euro)

12.31.2005	09.30.2006	12.31.2006	Change vs 12.31.2005	Change vs 09.30.2006

Fixed assets
Property, plant and equipment, net	45,013	43,408	44,309	(704)	901
Other tangible assets		656	629	629	(27)
Inventories - compulsory stock	2,194	1,962	1,827	(367)	(135)
Intangible assets, net	3,194	3,285	3,756	562	471
Investments, net	4,311	4,234	4,267	(44)	33
Accounts receivable financing and securities related to operations	775	640	557	(218)	(83)
Net accounts payable in relation to capital expenditure	(1,196)	(912)	(1,090)	106	(178)

	54,291	53,273	54,255	(36)	982
Net working capital
Inventories	3,563	4,440	4,743	1,180	303
Trade accounts receivable	14,101	12,858	15,195	1,094	2,337
Trade accounts payable	(8,170)	(8,136)	(10,546)	(2,376)	(2,410)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,867)	(5,372)	(515)	1,495
Reserve for contingencies	(7,679)	(7,741)	(8,604)	(925)	(863)
Other operating assets and liabilities (2)	(526)	(553)	(601)	(75)	(48)

	(3,568)	(5,999)	(5,185)	(1,617)	(814)
Employee termination indemnities and other benefits	(1,031)	(1,054)	(1,076)	(45)	(22)

Capital employed, net	49,692	46,220	47,994	(1,698)	1,774

Shareholders’ equity including minority interests	39,217	42,370	41,229	2,012	(1,141)
Net borrowings	10,475	3,850	6,765	(3,710)	2,915

Total liabilities and shareholders’ equity	49,692	46,220	47,994	(1,698)	1,774

(1)	For a reconciliation to the statutory balance sheet see Eni's Report on the first half of 2006 "Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes" pages 45 and 46.
(2)	Include operating financing receivables and securities related to operations for euro 246 million (euro 492 million and euro 261 million at December 31, 2005 and September 30, 2006 respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 463 million and euro 550 million at December 31, 2005 and September 30, 2006 respectively).

Leverage and Net Borrowings

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

12.31.2005	09.30.2006	12.31.2006	Change vs 12.31.2005	Change vs 09.30.2006

Debts and bond	12,998	11,006	11,697	(1,301)	691
Cash and cash equivalents	(1,333)	(6,459)	(3,985)	(2,652)	2,474
Securities not related to operations	(931)	(418)	(552)	379	(134)
Non-operating financing receivables	(259)	(279)	(395)	(136)	(116)

Net borrowings	10,475	3,850	6,765	(3,710)	2,915

Shareholder’s equity including minority interest	39,217	42,370	41,229	2,012	(1,141)
Leverage	0.27	0.09	0.16	(0.11)	0.07

Changes in shareholders' equity

(million euro)

Shareholder’s equity at December 31, 2005		39,217
Net profit for the period	9,823
Dividends to shareholders	(4,610)
Shares repurchased	(1,241)
Issue of ordinary share capital for employee share incentive schemes	85
Dividends paid by consolidated subsidiaries to shareholders	(222)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(306)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,628)
Other changes	111

Total changes		2,012

Shareholder’s equity at December 31, 2006		41,229

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of the period, rectified from the related tax effect. ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

(million euro)

Full year 2006	E&P	G&P	R&M	Eni

Adjusted net profit for the period	7,279	2,862	629	11,018
Exclusion of after-tax financial expenses				79
Adjusted net profit unlevered	7,279	2,862	629	11,097
Capital employed net
- at the begining of period	20,206	18,978	5,933	49,692
- at the end of period	18,590	18,891	5,766	48,027

Average capital employed, net	19,398	18,935	5,880	48,860

ROACE (%)	37.5	15.1	10.7	22.7

(million euro)

Full year 2005	E&P	G&P	R&M	Eni

Adjusted net profit for the period	6,186	2,552	945	9,710
Exclusion of after tax financial expenses				42
Adjusted net profit unlevered	6,186	2,552	945	9,752
Capital employed net
- at the begining of period	17,954	18,387	5,081	45,983
- at the end of period	20,206	18,898	5,326	48,933

Average capital employed, net	19,080	18,643	5,204	47,458

ROACE (%)	32.4	13.7	18.2	20.5

Summarised Group cash flow statement1

Eni’s summarised group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurring from the beginning of period to the end of period and changes in net borrowings (deriving from the summarised cash flow statement) occurring from the beginning of period to the end of period. The measure enabling to make such a link is represented by "free cash flow" which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange differences.

(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	Full Year 2005	Full Year 2006	Change

2,207	2,512	1,698	Net profit before minority interest	9,247	9,823	576
			Adjustments to reconcile to cash generated from operating income before changes in working capital:
2,051	1,610	1,568	- amortisation and depreciation and other non monetary items	6,518	5,753	(765)
(30)	5	(4)	- net gains on disposal of assets	(220)	(59)	161
2,379	2,538	2,318	- dividends, interest, taxes and other changes	8,471	10,439	1,968
6,607	6,665	5,580	Cash generated from operating income before changes in working capital	24,016	25,956	1,940
(1,675)	(1,181)	(917)	Changes in working capital related to operations	(2,422)	(1,094)	1,328
(2,860)	(929)	(2,863)	Dividends received, taxes paid, interest (paid) received	(6,658)	(7,859)	(1,201)
2,072	4,555	1,780	Net cash provided by operating activities	14,936	17,003	2,067
(2,464)	(1,835)	(2,944)	Capital expenditure	(7,414)	(7,833)	(419)
(66)	(19)	(19)	Investments	(127)	(95)	32
40	23	201	Disposals	542	328	(214)
255	(126)	407	Other cash flow related to capital expenditure, investments and disposals	293	361	68
(163)	2.598	(575)	Free cash flow	8,230	9,764	1,534
(49)	(3)	(247)	Borrowings (repayment) of debt related to financing activities	(109)	216	325
2,499	(378)	837	Changes in short and long-term financial debt	(540)	(684)	(144)
(3,438)	(253)	(2,412)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
(42)	17	(77)	Effect of changes in consolidation and exchange differences	33	(201)	(234)
(1,193)	1,981	(2,474)	NET CASH FLOW FOR THE PERIOD	330	2,652	2,322

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	Full Year 2005	Full Year 2006	Change

			Change in net borrowings
(163)	2,598	(575)	Free cash flow	8,230	9,764	1,534
(19)			Net borrowings of acquired companies	(19)		19
			Net borrowings of divested companies	21	1	(20)
(501)	199	72	Exchange differences on net borrowings and other changes	(980)	388	1,368
(3,438)	(253)	(2,412)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
(4,121)	2,544	(2,915)		(32)	3,710	3,742

(1)	For a reconciliation of the summarised group cash flow statement to the statutory cash flow statement see Eni’s Report on the first half of 2006 "Reconciliation of summarized group balance sheet and cash flow statement to statutory schemes" pages 46 and 47.

Capital expenditure

Exploration & Production
(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

34	10	139	308.8	Acquisitions of proved and unproved property	301	152	(49.5)
		139		Italy		139
	10			North Africa		10
8				West Africa	60
26				Rest of world	241	3	(98.8)
321	263	706	119.9	Exploration	656	1,348	105.5
18	33	38	111.1	Italy	38	128	..
85	72	91	7.1	North Africa	153	270	76.5
45	11	366	..	West Africa	75	471	..
61	56	75	23.0	North Sea	126	174	38.1
112	91	136	21.4	Rest of world	264	305	15.5
1,137	862	1,056	(7.1)	Development	3,952	3,629	(8.2)
141	96	133	(5.7)	Italy	411	403	(1.9)
275	189	209	(24.0)	North Africa	1,007	701	(30.4)
254	197	294	15.7	West Africa	889	864	(2.8)
87	98	121	39.1	North Sea	385	406	5.5
380	282	299	(21.3)	Rest of world	1,260	1,255	(0.4)
25	17	36	44.0	Other	56	74	32.1
1,517	1,152	1,937	27.7		4,965	5,203	4.8

Gas & Power
(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

366	269	397	8.5	Italy	1,066	1,014	(4.9)
45	42	56	24.4	Outside Italy	86	160	86.0
411	311	453	10.2		1,152	1,174	1.9
19	28	22	15.8	Market	40	63	57.5
				Italy	2		(100.0)
19	28	22	15.8	Outside Italy	38	63	65.8
80	37	54	(32.5)	Distribution	182	158	(13.2)
243	185	287	18.1	Transport	691	724	4.8
217	171	253	16.6	Italy	643	627	(2.5)
26	14	34	30.8	Outside Italy	48	97	102.1
69	61	90	30.4	Power generation	239	229	(4.2)
411	311	453	10.2		1,152	1,174	1.9

Refining & Marketing
(million euro)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

283	118	241	(14.8)	Italy	585	547	(6.5)
34	19	31	(8.8)	Outside Italy	71	98	38.0
317	137	272	(14.2)		656	645	(1.7)
154	95	139	(9.7)	Refining and Supply and Logistics	349	376	7.7
154	95	139	(9.7)	Italy	349	376	7.7
114	42	90	(21.1)	Marketing	225	223	(0.9)
80	23	59	(26.3)	Italy	154	125	(18.8)
34	19	31	(8.8)	Outside Italy	71	98	38.0
49	0	43	(12.2)	Other activities	82	46	(43.9)
317	137	272	(14.2)		656	645	(1.7)

Exploration & Production

Daily production of oil and natural gas by region

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

1,806	1,709	1,796	(0.6)	Daily production of oil and natural gas (1) (kboe/d)	1,737	1,770	1.9
254	235	232	(8.7)	Italy	261	238	(8.8)
522	554	571	9.4	North Africa	480	555	15.6
372	365	372	..	West Africa	343	372	8.5
291	254	291	..	North Sea	283	282	(0.4)
367	301	330	(10.1)	Rest of world	370	323	(12.7)
161.0	152.3	159.2	(1.1)	Oil and natural gas production sold (1) (mmboe)	614.9	625.1	1.7

Daily production of liquids by region

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

1,132	1,041	1,079	(4.7)	Production of liquids (1) (kbbl/d)	1,111	1,079	(2.9)
85	77	80	(5.9)	Italy	86	79	(8.1)
315	330	334	6.0	North Africa	308	329	6.8
334	315	315	(5.7)	West Africa	310	322	3.9
176	164	181	2.8	North Sea	179	178	(0.6)
222	155	169	(23.9)	Rest of world	228	171	(25.0)

Daily production of natural gas by region

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

3,885	3,849	4,132	6.4	Production of natural gas (1) (mmcf/d)	3,602	3,955	9.8
953	918	883	(7.4)	Italy	1,024	918	(10.3)
1,201	1,271	1,377	14.7	North Africa	989	1,307	32.1
212	282	318	50.0	West Africa	177	282	60.0
671	530	636	(5.3)	North Sea	600	600	..
848	848	918	8.3	Rest of world	812	848	4.3

(1)	Includes Eni’s share of production of entities accounted for with the equity method of accounting.

Proved reserves by region

December 31,
2005	2006

Italy (mmboe)	868	805
oil (mmbbl)	228	215
natural gas (bcf)	3,676	3,390
North Africa (mmboe)	2,047	2,037
oil (mmbbl)	979	998
natural gas (bcf)	6,117	5,968
West Africa (mmboe)	1,285	1,129
oil (mmbbl)	942	793
natural gas (bcf)	1,965	1,907
North Sea (mmboe)	758	682
oil (mmbbl)	433	386
natural gas (bcf)	1,864	1,695
Rest of world (mmboe)	1,879	1,783
oil (mmbbl)	1,191	1,089
natural gas (bcf)	3,969	3,991

Total hydrocarbons (mmboe)	6,837	6,436
oil (mmbbl)	3,773	3,481
natural gas (bcf)	17,591	16,951

Gas & Power

Natural gas sales
(millions of cubic meters)

Fourth Quarter 2005	Third Quarter 2006	Fourth Quarter 2006	% Ch. 4Q 06 vs 05	Full Year 2005	Full Year 2006	% Ch.

6,015	3,605	5,470	(9.1)	Italy to third parties *	5,077	4,944	(2.6)
1,535	522	1,386	(9.8)	Wholesalers (selling companies)	1,166	1,132	(2.9)
215	119	215		Gas release	189	194	2.6
4,265	2,964	3,869	(9.3)	End customers	3,722	3,619	(2.8)
1,432	1,052	1,344	(6.2)	Industrial users	1,265	1,290	2.0
1,804	1,716	1,651	(8.5)	Power generation	1,703	1,613	(5.3)
1,029	196	875	(14.9)	Residential	755	716	(5.1)
564	576	595	5.4	Own consumption *	536	593	10.6
2,702	2,038	3,063	13.4	Rest of Europe *	2,268	2,687	18.5
84	104	46	(45.5)	Outside Europe	113	74	(35.0)
9,366	6,323	9,174	(2.0)	Sales and own consumption of subsidiaries	7,994	8,298	3.8
787	621	756	3.9	Sales of affiliates (Eni’s share)	685	740	8.1
12		4	(66.7)	Italy *	7	2	(71.4)
741	514	702	(5.2)	Rest of Europe *	626	666	6.3
35	107	50	44.4	Outside Europe	52	73	38.9
10,153	6,944	9,930	(2.2)	Total natural gas sales and own consumption	8,679	9,038	4.1
10,564	7,259	10,406	(1.5)	Sales of natural gas in Europe	9,076	9,435	4.0
10,034	6,733	9,834	(2.0)	G&P in Europe *	8,513	8,892	4.4
530	526	572	8.0	Upstream in Europe	563	544	(3.4)

*	Market sectors denoted with an asterisk are included within "G&P in Europe".

Information on bonds

Bonds maturing in the 18-month period starting on December 31, 2006

(million euro)
Issuing company	Amount at December 31, 2006 (1)

Eni Coordination Center SA	634
Eni USA Inc	153
787

(1)	Amounts in euro at December 31, 2006 include instalments with interest accrued.

Bonds issued in the 2006 (guaranteed by Eni SpA)

Issuing company	Nominal amount (million)	Currency	Currency amount at Dec. 31, 2006 (million euro) (1)	Maturity	Rate	%

Eni Coordination Center SA	5,000	JPY	32	2014	fixed	1.560
Eni Coordination Center SA	45	USD	34	2013	variable
Eni Coordination Center SA	100	GBP	153	2011	fixed	5.120
			219

(1)	Amounts in euro at December 31, 2006 include instalments with interest accrued.

Accounts of the parent company

Profit and loss account

(million euro)	2005	2006	Change	% Ch.

Revenues
Net sales from operations	44,794	52,987	8,193	18.3
Other income and revenues	231	186	(45)	(19.5)
Total revenues	45,025	53,173	8,148	18.1
Operating expenses
Purchases, services and other	(39,537)	(48,248)	(8,711)	22.0
of which non recurring items	(290)	(150)	140	(48.3)
Payroll and related costs	(780)	(932)	(152)	19.5
Depreciation, amortisation and impairments	(872)	(829)	43	(4.9)
Operating profit	3,836	3,164	(672)	(17.5)
Financial income (expense)	(29)	35	64	(220.7)
Income from investments	3,606	3,785	179	5.0
Profit before income taxes	7,413	6,984	(429)	(5.8)
Income taxes	(1,371)	(1,163)	208	(15.2)
Net profit	6,042	5,821	(221)	(3.7)
Exclusion of inventory holding (gains) losses	(672)	118	790	(117.6)
Replacement cost net profit	5,370	5,939	569	10.6

Condensed balance sheet

(million euro)	12.31.2005	12.31.2006	Change

Fixed assets
Property, plant and equipment, net	4,954	5,507	553
Inventories - compulsory stock	1,766	1,701	(65)
Intangible assets, net	858	948	90
Investments, net	20,805	21,086	281
Accounts receivable financing and securities related to operations	29	28	(1)
Net accounts payable in relation to capital expenditure	(445)	(313)	132
	27,967	28,957	990
Net working capital	95	(23)	(118)
Employee termination indemnities and other benefits	(255)	(308)	(53)
Capital employed, net	27,807	28,626	819
Shareholders’ equity	26,872	26,935	63
Net borrowings	935	1,691	756
Total liabilities and shareholders’ equity	27,807	28,626	819

PRESS RELEASE

Eni 2007-2010 Strategic Plan and Targets

Principal targets:

  Growth in hydrocarbon production: 3% organic CAGR to 2010
  Reserve replacement ratio: >100% in the 2007-2010 period
  Strengthen leadership in the European gas market: target over 105 bcm gas sales in 2010
  Free cash flow generation in the G&P Division: target 2.1 billion euro in 2010

San Donato Milanese, February 23rd, 2007 - Paolo Scaroni, CEO of Eni, today presented the company's 2007-2010 strategic plan to the financial community. The new industrial plan is focused on growth across all Divisions. Over the 2007-2010 period Eni will continue to create value for its shareholders through the implementation of a disciplined investment programme, focused on increasing growth and efficiency throughout the business.

Exploration and Production

Eni's strategy in E&P confirms the company’s objective to deliver industry leading production growth, targeting hydrocarbon production in excess of 2 million barrels of oil equivalent per day by 2010, representing a 3% average annual increase. Moreover, we expect growth to remain strong beyond the plan period, and aim to reach an average annual production growth of 3% to 2013.

Increases in production will be achieved through organic growth in core areas such as North and West Africa and the Caspian region, which are among the fastest-growing producing regions in the world. Eni will build on its unique position in such areas and on its exposure to world-leading projects.

The large Kashagan project has revealed potential above initial expectations. Plateau production is now forecast to exceed 1.5 million barrels of oil equivalent per day, with first oil from 2010.

Gas and Power

Eni confirms its objective to strengthen its leading position in the European Gas Market. Eni aims to reach a cash flow generation of up to 2.1 billion euro by 2010, representing an average annual growth of 3%. This will be achieved by leveraging on the company’s unrivalled supply portfolio and its unique European infrastructure network.

Eni will increase its total gas sales by an average of 10% a year over the period to over 105 billion cubic meters by 2010, including 50 billion cubic meters of gas sold in the Italian market.

In Italy, the commercial strategy will focus on the launch of the dual offer of power and gas, leveraging on our large costumer base and our power generation assets.

Refining and Marketing

Eni’s strategy in the R&M Division will be to maximize returns from the existing assets, targeting an EBIT increase of 40% by 2010 based on the 2006 scenario, through focused investments and the implementation of an efficiency programme across the businesses.

In particular, in refining, Eni will continue to upgrade its assets in order to increase both throughput and conversion index to best-in-class European standards.

In marketing, Eni aims to increase sales through the improvement of service levels and by broadening its non-oil offering.

Cash allocation

In order to implement its growth strategy Eni plans to invest 44.6 billion euro in 2007-2010. This represents a 20% increase on the previous plan. At the same time Eni has launched the first round of an efficiency programme which will enable the company to reduce costs by approximately 1 billion euro by 2010 through process streamlining and procurement optimisation.

In the 2007-2010 period Eni will continue to create value for its shareholders and undertake a sustainable dividend plan targeting a top dividend yield performance.

Company contacts:

Press Office +39 02 52031875 - +39 06 5982398

Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni preliminary results
for
2006

February 23, 2007

Index

	3	Statistic recap
	4	Basis of presentation
Financial Results	5	Profit and loss account
	8	Analysis of profit and loss account items
	14	Consolidated balance sheet
	18	Reclassified cash flow statement and change in net borrowings
	23	Outlook
Financial and Operating review by business segment	24	Exploration & Production
	29	Gas & Power
	32	Refining & Marketing
	35	Petrochemicals
	37	Engineering and Construction
Non-GAAP measures	39	Reconciliation of reported operating profit by division and net profit to adjusted operating and net profit
	46	Accounts of the parent company Eni SpA

ENI PRELIMINARY RESULTS FOR 2006

Index
Summary financial data	(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

21,506	21,416	(90)	(0.4)	Net sales from operations	73,728	86,105	12,377	16.8
4,396	3,957	(439)	(10.0)	Operating profit	16,827	19,327	2,500	14.9
4,931	4,776	(155)	(3.1)	Adjusted operating profit (1)	17,558	20,490	2,932	16.7
2,105	1,520	(585)	(27.8)	Net profit pertaining to Eni	8,788	9,217	429	4.9
0.56	0.41	(0.15)	(26.6)	- per ordinary share (euro) (2)	2.34	2.49	0.15	6.6
1.34	1.06	(0.28)	(20.4)	- per ADS ($) (2) (3)	5.81	6.26	0.45	7.7
2,396	2,355	(41)	(1.7)	Adjusted net profit pertaining to Eni (1)	9,251	10,412	1,161	12.5
2,072	1,780	(292)	(14.1)	Net cash provided by operating activities	14,936	17,003	2,067	13.8
2,464	2,944	480	19.5	Capital expenditure	7,414	7,833	419	5.7

(1)	For a detailed of adjusted operating profit and net profit see page 39.
(2)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(3)	One American Depository Share is equal to two Eni ordinary shares.

Key market indicators
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

56.90	59.68	2.78	4.9	Average price of Brent dated crude oil (1)	54.38	65.14	10.76	19.8
1.189	1.290	0.101	8.5	Average EUR/USD exchange rate (2)	1.244	1.256	0.012	1.0
47.86	46.26	(1.60)	(3.3)	Average price in euro of Brent dated crude oil	43.71	51.86	8.15	18.6
5.05	2.18	(2.87)	(56.8)	Average European refining margin (3)	5.78	3.79	(1.99)	(34.4)
4.25	1.69	(2.56)	(60.2)	Average European refining margin in euro	4.65	3.02	(1.63)	(35.1)
2.3	3.6	1.3	56.5	Euribor - three-month rate (%)	2.2	3.1	0.9	40.9
4.3	5.3	1.0	23.3	Libor - three-month dollar rate (%)	3.5	5.2	1.7	48.6

(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Summary operating data
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Daily production:
1,132	1,079	(53)	(4.7)	total liquids (kbbl/d)	1,111	1,079	(32)	(2.9)
3,885	4,132	247	6.4	natural gas (1) (mmcf/d)	3,602	3,955	353	9.8
1,806	1,796	(10)	(0.6)	hydrocarbons (1) (kboe/d)	1,737	1,770	33	1.9
10,564	10,406	(158)	(1.5)	Natural gas sales in Europe (mmcf/d)	9,076	9,435	359	4.0
530	572	42	8.0	- of which upstream sales (mmcf/d)	563	544	(19)	(3.4)
6.07	6.07			Electricity production sold (TWh)	22.77	24.82	2.05	9.0
247	248	1	0.6	Retail sales of refined products in Europe Agip brand (kbbl/d)	248	249	1	0.5
1,289	1,323	34	2.6	Sales of petrochemicals products (ktonnes)	5,376	5,264	(112)	(2.1)

(1)	Includes own consumption of natural gas (50,000 and 48,000 boe/day in the fourth quarter of 2006 and 2005, respectively; 50,000 and 44,000 boe/day in year 2006 and 2005, respectively).

ENI PRELIMINARY RESULTS FOR 2006

Index

Basis of presentation

Eni's preliminary results for 2006, unaudited, have been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

Financial information relating to profit and loss account data are presented as of December 31, 2006 and the fourth quarter of 2006 and as of December 31, 2005 and the fourth quarter of 2005. Financial information relating to balance sheet data are presented on December 31, 2006 and December 31, 2005. Tables are comparable with those of 2005 financial statements and the first half report.

Disclaimer
This report contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management's ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni's operations, such as prices and margins of hydrocarbons and refined products, Eni's results from operations and changes in average net borrowings for the fourth quarter cannot be extrapolated for the full year.

ENI PRELIMINARY RESULTS FOR 2006

Index

Financial Results

Profit and loss account

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

21,506	21,416	(90)	(0.4)	Net sales from operations	73,728	86,105	12,377	16.8
318	288	(30)	(9.4)	Other income and revenues	798	769	(29)	(3.6)
(15,684)	(15,860)	(176)	1.1	Operating expenses	(51,918)	(61,126)	(9,208)	17.7
(290)	(182)	108		of which non recurring items	(290)	(206)	84
(1,744)	(1,887)	(143)	8.2	Depreciation, amortization and writedowns	(5,781)	(6,421)	(640)	11.1
4,396	3,957	(439)	(10.0)	Operating profit	16,827	19,327	2,500	14.9
(98)	52	150	..	Net financial income (expense)	(366)	161	527	..
146	157	11	7.5	Net income from investments	914	903	(11)	(1.2)
4,444	4,166	(278)	(6.3)	Profit before income taxes	17,375	20,391	3,016	17.4
(2,237)	(2,468)	(231)	10.3	Income taxes	(8,128)	(10,568)	(2,440)	30.0
50.3	59.2	8.9		Tax rate (%)	46.8	51.8	5.0
2,207	1,698	(509)	(23.1)	Net profit	9,247	9,823	576	6.2
2,105	1,520	(585)	(27.8)	of which: Net profit pertaining to Eni	8,788	9,217	429	4.9
102	178	76	74.5	Net profit of minorities	459	606	147	32.0
2,105	1,520	(585)	(27.8)	Net profit pertaining to Eni	8,788	9,217	429	4.9
(131)	213	344		Exclusion of inventory holding (gains) losses	(759)	33	792
422	622	200		Exclusion of special items:	1,222	1,162	(60)
290	199	(91)		- non recurring items	290	218	(72)
132	423	291		- other special items	932	944	12
2,396	2,355	(41)	(1.7)	Adjusted net profit pertaining to Eni	9,251	10,412	1,161	12.5

Break-down of adjusted net profit by business segment:

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Adjusted net profit by division
1,572	1,304	(268)	(17.0)	Exploration & Production	6,186	7,279	1,093	17.7
640	873	233	36.4	Gas & Power	2,552	2,862	310	12.1
221	115	(106)	(48.0)	Refining & Marketing	945	629	(316)	(33.4)
64	141	77	120.3	Petrochemicals	227	174	(53)	(23.3)
118	131	13	11.0	Engineering and Construction	328	400	72	22.0
(90)	(85)	5	(5.6)	Other activities	(297)	(301)	(4)	1.3
(46)	57	103	..	Corporate and financial companies	(142)	54	196	..
19	(3)	(22)	..	Unrealized profit in inventory	(89)	(79)	10	(11.2)
2,498	2,533	35	1.4		9,710	11,018	1,308	13.5
				of which:
102	178	76	74.5	Net profit of minorities	459	606	147	32.0
2,396	2,355	(41)	(1.7)	Adjusted net profit pertaining to Eni	9,251	10,412	1,161	12.5

ENI PRELIMINARY RESULTS FOR 2006

Index

Fourth Quarter

Group Result

Eni's net profit for the fourth quarter of 2006 was euro 1,520 million, down euro 585 million from the fourth quarter of 2005, or 27.8%, due essentially to: (i) a lower operating performance (down euro 439 million, or 10%), due to the adverse impact of the appreciation of the euro over the dollar (8.5%), higher exploration expense and weaker refining activity, partly offset by the improved operating performance of the Gas & Power and Petrochemicals divisions; (ii) a higher Group tax rate, from 50.3% to 59.2%, primarily due to the Algerian Government's introduction of a windfall tax on upstream earnings, effective as from August 1, 2006. This included higher current taxation and a deferred tax charge (for a total of euro 328 million, of which euro 149 million pertaining to taxation for the period).

Eni’s adjusted net profit at euro 2,355 million was slightly lower from the fourth quarter of 2005 (down 1.7%). Adjusted net profit is calculated by excluding an inventory holding loss of euro 213 million and special charges of euro 622 million (both amounts net of the related tax effect).

Special charges for the quarter were principally related to a deferred tax charge, reflecting the windfall tax levied by the Algerian Government as discussed above, asset impairments, consisting mainly of impairments of assets in the Exploration & Production and the Petrochemicals divisions, and risk provisions with respect to fines imposed by certain regulatory and antitrust Authorities, environmental provisions and redundancy incentives.

Divisional performance

The decline in the Group adjusted net profit for the fourth quarter was attributable to a reduction in profits reported in the:

•	Exploration & Production division (down euro 268 million, or 17%), due to a lower operating performance (down euro 386 million) impacted by currency translation effects and increased exploration expenses. These expenses were partially offset by higher realizations in dollars (oil up 5%; natural gas up 11.2%);
•	Refining & Marketing division (down euro 106 million, or 48%), due to a lower operating performance (down euro 231 million) adversely impacted by the weaker refining environment (Brent margins were down 2.87 $/bbl, or 56.8% from one year ago) and the appreciation of the euro over the dollar, partly offset by the benefit derived from the higher profitability of processed crudes. Other negatives during the quarter included a deterioration of operating results of marketing activities in Italy due to the adverse impact of mild weather conditions on sales of refined products for heating uses.

These declines were partly offset by better adjusted net profit reported in the:

•	Gas & Power division (up euro 233 million, or 36.4%), primarily reflecting the benefit from the partial reversal of a provision accrued in 2005 financial statements as an estimate of the impact of regulation enacted by the Authority for Electricity and Gas with Resolution No. 248/2004. Operating performance improved from one year ago as a result of higher natural gas selling margins, supported by a favorable trading environment. Volumes of natural gas sold by consolidated subsidiaries (down 192 mmcf/d, or 2%) and volumes distributed through low pressure pipelines to the Italian retail market were both down from a year ago due to mild weather conditions. Increasing adjusted net profit for the sector was also a result of the stronger performance of certain equity-accounted entities;
•	Petrochemicals division (up euro 77 million, or 120.3%), reflecting an improved operating performance (up euro 80 million) resulting from a recovery in margins.

ENI PRELIMINARY RESULTS FOR 2006

Index

Full Year

Group Results

Eni's net profit for 2006 was a record euro 9,217 million, up euro 429 million compared to 2005, or 4.9%. This increase reflected a better operating performance (up euro 2,500 million), partially offset by a higher Group tax rate, which rose from 46.8% to 51.8%. The increase in the Group tax rate was recorded mainly in the Exploration & Production division due to: (i) the Algerian windfall tax on upstream earnings (euro 328 million, of which euro 149 million pertaining to taxation for the period); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from the start of 2006 affecting both current taxation and deferred tax liabilities (euro 198 million of which euro 107 million, pertaining to taxation for the period).

Eni's adjusted net profit for the year was up 12.5% to euro 10,412 million. Adjusted net profit is calculated by excluding an inventory holding loss of euro 33 million and special charges of euro 1,162 million (both amounts are net of the related fiscal effect).

Special charges for the year were principally related to asset impairments, impacting mainly assets in the Exploration & Production division, environmental provisions, redundancy incentives risk provisions with respect to certain fines imposed by certain regulatory and antitrust Authorities, and a deferred tax charge, reflecting the windfall tax levied by the Algerian Government and the supplemental tax rate in the UK, as mentioned above.

Return on average capital employed (ROACE) calculated on an adjusted basis for the twelve-month period ending December 31, 2006 was 22.7% (20.5% in 2005). Eni's results benefited from a favorable trading environment, with a higher Brent crude oil price (up 19.8% compared to 2005) and higher selling margins on petrochemical products. These positives were partially offset by declining refining margins (margin on Brent were down 34.4%) Selling margins on natural gas were underpinned by a favorable trading environment. The euro appreciated by 1% over the dollar.

Divisional performance

The Group adjusted net profit for the year was supported by the increase reported in the:

•	Exploration & Production division (up euro 1,093 million, or 17.7%), reflecting a better operating performance (up euro 2,860 million) as a result of higher realizations in dollars (oil up 22.4% and natural gas up 17.8%) combined with increased production volumes sold (up 10.2 mmboe). These positives were offset in part by higher operating costs and amortization charges, and increased exploration expenses. Adjusted net profit for the year was also negatively affected by the effects of exchange rates and a higher tax rate (from 51.8% to 53.9%);
•	Gas & Power division (up euro 310 million, or 12.1%), reflecting a better operating performance (up euro 351 million) resulting from higher natural gas selling margins due to a favorable trading environment and the reduced impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 304 mmcf/d, or 3.8%) and in volumes transported outside Italy contributed positively. On a negative note, transportation activities in Italy posted lower operating results due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and distribution activities suffered from lower volumes. Adjusted net profit for the year was supported by a better performance of certain equity-accounted entities;
•	Engineering and Construction division (up euro 72 million, or 22%), reflecting a better operating performance against the backdrop of favorable trends in the demand for oilfield services.

These increases were partly offset by lower adjusted net profit reported in the Refining & Marketing division (down euro 316 million, or 33.4%), due to a poor operating performance (down euro 424 million) dragged down by a weak refining environment, the appreciation of the euro over the dollar and the impact of higher level of planned maintenance activity at refineries. Divisional results were also adversely impacted by the weaker performance of marketing activities in Italy due to lower sales as a consequence of the mild weather conditions of the fourth quarter.

ENI PRELIMINARY RESULTS FOR 2006

Index

Analysis of profit and loss account items

Net sales from operations
(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

6,419	6,152	(267)	(4.2)	Exploration & Production	22,531	27,173	4,642	20.6
7,419	8,170	751	10.1	Gas & Power	22,969	28,368	5,399	23.5
9,555	8,579	(976)	(10.2)	Refining & Marketing	33,732	38,210	4,478	13.3
1,657	1.740	83	5.0	Petrochemicals	6,255	6,823	568	9.1
1,809	1,969	160	8.8	Engineering and Construction	5,733	6,979	1,246	21.7
222	161	(61)	(27.5)	Other activities	863	823	(40)	(4.6)
272	345	73	26.8	Corporate and financial companies	1,239	1,174	(65)	(5.2)
(5,847)	(5,700)	147		Consolidation adjustment	(19,594)	(23,445)	(3,851)
21,506	21,416	(90)	(0.4)		73,728	86,105	12,377	16.8

Fourth Quarter

Eni's net sales from operations for the fourth quarter of 2006 were euro 21,416 million, down euro 90 million from the fourth quarter of 2005, or 0.4%, reflecting primarily the negative impact of the 8.5% appreciation of the euro versus the dollar and lower sales of natural gas (down 2%) and refined products (down 3.5%) due to mild weather conditions, offset in part by higher product prices in all of Eni's main operating segments.

Full Year

Eni's net sales from operations (revenues) for 2006 were euro 86,105 million, up euro 12,377 million from 2005, or 16.8%, primarily reflecting higher product prices in all of Eni's main operating segments, higher volumes sold of hydrocarbons and natural gas and higher activity levels in the Engineering and Construction segment, offset in part by the negative impact of the appreciation of the euro versus the dollar (up 1%).

Revenues generated by the Exploration & Production segment were euro 27,173 million, up euro 4,642 million, or 20.6%, primarily reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) and higher oil and gas production sold (up 10.2 mmboe). These positives were partially offset by the appreciation of the euro over the dollar (up 1%).

Revenues generated by the Gas & Power segment were euro 28,368 million, up euro 5,399 million, or 23.5%, primarily reflecting increased natural gas prices related in particular to a favorable trading environment, higher natural gas volumes sold by consolidated subsidiaries (up 3.14 bcm, or 3.8%) and higher electricity production sold (up 2.05 TWh, or 9%).

Revenues generated by the Refining & Marketing segment were euro 38,210 million, up euro 4,478 million, or 13.3%, primarily reflecting higher international prices for oil and refined products.

Revenues generated by the Petrochemical segment were euro 6,823 million, up euro 568 million, or 9.1%, primarily reflecting an increase in average selling prices.

Revenues generated by the Engineering and Construction segment were euro 6,979 million, up euro 1,246 million, or 21.7%, primarily reflecting higher activity levels in the offshore and onshore construction businesses and a higher utilization rate of vessels and higher tariffs in the offshore drilling area.

ENI PRELIMINARY RESULTS FOR 2006

Index
Operating expenses
(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

14,838	14,884	46	0.3	Purchases, services and other	48,567	57,477	8,910	18.3
290	182	(108)		of which: - non recurring items	290	206	(84)
400	117	(283)		- other special items	1,300	423	(877)
846	976	130	15.4	Payroll and related costs	3,351	3,649	298	8.9
44	101	57		of which: - provision for redundancy incentives	79	178	99
15,684	15,877	193	1.2		51,918	61,143	9,225	17.8

Operating expenses for 2006 (euro 61,143 million) were up euro 9,225 million from 2005, or 17.8%, reflecting primarily: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas, affected also by higher charges related to the climatic emergency of the first quarter of 2006; (ii) higher operating costs in the Exploration & Production segment, in particular the increase in operating costs resulted from the higher share of development projects in hostile environments and reflected sector-specific inflation; (iii) higher costs for refinery maintenance. These negative factors were offset in part by the impact of the appreciation of the euro over the dollar.

Operating expenses include non-recurring charges of euro 206 million in 2006 related essentially to a provision related to fines imposed by certain antitrust and regulatory authorities; in 2005 non-recurring charges of euro 290 million concerned a provision related to a fine levied by the Italian Antitrust Authority. Other special charges included in operating costs in 2006 (euro 423 million) related to environmental provisions (euro 292 million), in particular in the Refining & Marketing segment and Syndial; in 2005 other special items of euro 1,300 million concerned essentially environmental provisions (euro 835 million) recorded in particular in the Refining & Marketing segment and Syndial, and provisions to the risk reserve (euro 379 million) related in particular to insurance charges deriving from the extra premium due for 2005 and for the next five years (assuming normal accident rates) related to the participation of Eni to Oil Insurance Ltd. These higher charges took account of the exceptionally high rate of accidents which occurred in the 2004-2005 two year period.

Labor costs (euro 3,649 million) were up euro 298 million, or 8.9%, reflecting primarily higher redundancy incentives, an increase in unit labor cost in Italy and higher average workforce outside Italy, partly offset by a reduction in average workforce in Italy.

ENI PRELIMINARY RESULTS FOR 2006

Index
Employees
(units)
December 31,
2005	2006	Change	% Ch.

Exploration & Production	8,030	8,336	306	3.8
Gas & Power	12,324	12,074	(250)	(2.0)
Refining & Marketing	8,894	9,437	543	6.1
Petrochemicals	6,462	6,025	(437)	(6.8)
Engineering and Construction	28,684	30,902	2,218	7.7
Other activities	2,636	2,219	(417)	(15.8)
Corporate and financial companies	5,228	4,579	(649)	(12.4)
	72,258	73,572	1,314	1.8

As of December 31, 2006, the total number of employees were 73,572, with an increase of 1,314 employees from December 31, 2005 (up 1.8%).
Employees in Italy totalled 39,765. The decline of 427 employees was related mainly to the balance of hiring and dismissals (391 employees) and the decrease related to changes in consolidation (a total of 41 employees) resulting from: (i) the conferral of Fiorentina Gas to the newly incorporated Eni's affiliate Toscana Gas (Eni's interest 48.7%); (ii) the sale of water treatment activities in Ferrara; (iii) the purchase of Siciliana Gas and Siciliana Gas Vendite SpA. In 2006, a total of 2,208 employees were hired, of these 1,486 with open-ended contracts, and 2,599 employees were dismissed (of these 1,960 employees with open-ended contracts).

Employees outside of Italy totalled 33,807, with a 1,741 employee increase related in particular to the hiring of fixed-term employees by Saipem, in particular in Kazakhstan.

Depreciation, amortization and writedowns
(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,325	1,418	93	7.0	Exploration & Production	3,945	4,646	701	17.8
169	185	16	9.5	Gas & Power	684	687	3	0.4
123	101	(22)	(17.9)	Refining & Marketing	462	434	(28)	(6.1)
30	33	3	10.0	Petrochemicals	118	124	6	5.1
44	56	12	27.3	Engineering and Construction	176	195	19	10.8
4	2	(2)	(50.0)	Other activities	16	6	(10)	(62.5)
43	21	(22)	(51.2)	Corporate and financial companies	112	70	(42)	(37.5)
(4)	(7)	(3)	..	Unrealized profit in inventory	(4)	(9)	(5)	..
1,734	1,809	75	4.3	Total amortizations	5,509	6,153	644	11.7
10	78	68	..	Impairments	272	268	(4)	(1.5)
1,744	1,887	143	8.2		5,781	6,421	640	11.1

In 2006 depreciation and amortization charges (euro 6,153 million) were up euro 644 million, or 11.7%, from 2005 mainly in the Exploration & Production segment (euro 701 million) reflecting primarily higher exploration expenditure and increased development costs incurred for developing new fields and maintaining production levels in mature fields combined with the effects of higher production.

Impairments (euro 268 million) concerned essentially mineral assets in the Exploration & Production segment, intangible assets in the Gas & Power segment and tangible assets in the Petrochemical segment.

ENI PRELIMINARY RESULTS FOR 2006

Index
Operating profit
(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

4,396	3,957	(439)	(10.0)	Operating profit	16,827	19,327	2,500	14.9
(209)	341	550		Exclusion on inventory holding (gains) losses	(1,210)	88	1,298
744	478	(266)		Exclusion special items:	1,941	1,075	(866)
				of which:
290	182	(108)		- non recurring items	290	206	(84)
454	296	(158)		- other special items	1,651	869	(782)
4,931	4,776	(155)	(3.1)	Adjusted operating profit	17,558	20,490	2,932	16.7
				Break-down by division:
3,581	3,195	(386)	(10.8)	Exploration & Production	12,903	15,763	2,860	22.2
890	1,269	379	42.6	Gas & Power	3,531	3,882	351	9.9
379	148	(231)	(60.9)	Refining & Marketing	1,214	790	(424)	(34.9)
74	154	80	108.1	Petrochemicals	261	219	(42)	(16.1)
142	152	10	7.0	Engineering and Construction	314	508	194	61.8
(92)	(77)	15	16.3	Other activities	(296)	(299)	(3)	(1.0)
(74)	(53)	21	28.4	Corporate and financial companies	(228)	(240)	(12)	(5.3)
31	(12)	(43)		Unrealized profit in inventory (1)	(141)	(133)	8
4,931	4,776	(155)	(3.1)		17,558	20,490	2,932	16.7

(1)	Unrealized profit in inventory concerned intra-group sales of goods and services recorded at in the equity of the purchasing business segment.

Fourth Quarter

Adjusted operating profit, excluding an inventory holding loss of euro 341 million and special charges of euro 478 million, amounted to euro 4,776 million, a decline of euro 155 million from 2005 (down 3.1%), related in particular to the declines recorded in the following segments: (i) Exploration & Production (down euro 386 million) reflecting the negative impact of exchange rates and higher exploration expenditure, offset in part by higher realized prices for oil and gas; (ii) Refining & Marketing (down euro 231 million, or 60.9%) affected in particular by a negative refining trading environment. These declines were offset in part by a positive performance of the following segments: (i) Gas & Power (up euro 379 million) reflecting the benefit from the partial reversal of a provision accrued in 2005 financial statements as an estimate of the impact of regulation implemented by the Authority for Electricity and Gas with resolution No. 248/2004, and higher natural gas selling margins, offset in part by a decline in volumes sold by subsidiaries and volumes distributed due to mild weather conditions; (ii) Petrochemicals (up euro 80 million) related to higher selling margins.

Full Year

Adjusted operating profit, excluding an inventory holding loss of euro 88 million and special charges of euro 1,075 million, amounted to euro 20,490 million, an increase of euro 2,932 million from 2005 (up 14.9%), related in particular to: (i) the Exploration & Production segment (up euro 2,860 million, or 22.2%), reflecting higher realizations and higher production sold (up 10.2 mmboe, or 1.7%); (ii) the Gas & Power segment (up euro 351 million, or 9.9%) due to higher natural gas selling margins, a softer impact of resolution No. 248/2004 of the Authority for Electricity and Gas and higher sales of consolidated companies (up 304 mmcf/d, or 3.8%); (iii) the Engineering and Construction segment (up euro 194 million, or 61.8%) due to a positive performance against the backdrop of favorable oil services markets. These increases were offset in part by the decline of the Refining & Marketing segment (down euro 424 million, or 34.9%) due to a negative refining trading environment and the impact of longer standstills of refineries due to planned maintenance.

ENI PRELIMINARY RESULTS FOR 2006

Index
Net financial income

2006 net financial income (euro 161 million) was up euro 527 million from 2005 when net financial charges of euro 366 million were recorded. The increase reflected: (i) the positive change in the fair value evaluation of financial derivative instruments recorded in the profit and loss account instead of being recognized in connection with related assets, liabilities and commitments because Eni's financial derivative instruments do not meet the criteria to be assessed as hedging instruments under IFRS; (ii) higher interest income deriving from a higher average availability of cash and cash equivalents offset in part by the impact of higher interest rates on dollar loans (Libor up 1.7 percentage points) and on euro loans (Euribor up 0.9 percentage points).

Net income from investments
	Exploration & Production	Gas & Power	Refining & Marketing	Engineering and Construction	Group
(million euro)
Effect of the application of the equity method of accounting	37	509	194	66	806
Dividends	68	3	26		98
Net gains from disposal	(6)	21			17
Other net income (loss) from investments	(14)	(7)			(18)
	85	526	220	66	903
of which special items		(37)	(36)		(72)

Net income from investments in 2006 were euro 903 million and concerned primarily: (i) Eni's share of income of affiliates accounted for with the equity method (euro 806 million), in particular affiliates in the Gas & Power and Refining & Marketing segments. The effects of the equity method of accounting include the gain (euro 73 million net to Eni) recorded by Galp Energia SGPS SA on the sale of regulated assets in the natural gas business to Rede Electrica Nacional, classified as special; (ii) dividends received by affiliates accounted for at cost (euro 98 million, of which euro 57 million related to Nigeria LNG); (iii) gains on disposal (euro 17 million).

ENI PRELIMINARY RESULTS FOR 2006

Index

Break-down of net income from investments

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	2005	2006	Change

156	206	50	Effect of the application of the equity method of accounting	737	806	69
4	4		Dividends	33	98	65
(2)	(4)	(2)	Net effect on disposal	171	17	(154)
(12)	(49)	(37)	Other income (losses) from investments	(27)	(18)	9
146	157	11		914	903	(11)

The euro 11 million decrease in net income from investments from 2005 was due essentially to lower gains related in particular to the recording in 2005 of the gain on the sale of Italiana Petroli SpA (euro 132 million), whose effects were offset in part by improved results of operations of affiliates in the Gas & Power segment, in particular Unión Fenosa Gas SA (Eni's interest equating to 50%) and Blue Stream Pipeline Co BV (Eni's interest equating to 50%) and higher dividends distributed by Nigeria LNG.

Income taxes
(million euro)
Fourth Quarter	Full Year
2005	2006	Change	2005	2006	Change

			Profit before income taxes
1,086	1,105	19	Italy	5,779	5,566	(213)
3,358	3,061	(297)	Outside Italy	11,596	14,825	3,239
4,444	4,166	(278)		17,375	20,391	3,016
			Income taxes
530	480	(50)	Italy	2,206	2,237	31
1,707	1,988	281	Outside Italy	5,922	8,331	2,409
2,237	2,468	231		8,128	10,568	2,440
(317)	138	455	of which special items	(609)	165	774
			Tax rate (%)
48.8	43.4	(5.4)	Italy	38.2	40.2	2.0
50.8	65.9	14.1	Outside Italy	51.1	56.2	5.1
50.3	59.2	8.9		46.8	51.8	5.0

Income taxes were euro 10,568 million, up euro 2,440 million from 2005 and reflected primarily higher income before taxes (euro 3,016 million). The 5 percentage points increase in statutory tax rate (from 46.8% to 51.8%) related mainly to: (i) the introduction of a windfall tax on upstream earnings in Algeria (euro 328 million, of which euro 149 million pertaining to taxation for the period); (ii) an increase in the supplemental tax rate implemented by the British Government, applicable to profit before taxes earned by operations in the North Sea, effective as from the start of the year, affecting both current taxation and deferred tax liabilities (with an overall impact of euro 198 million of which euro 107 million pertaining to taxation for the period); (iii) provisions for the settlement of a tax claim in Venezuela.

Minority interests

Minority interests were euro 606 million and concerned primarily Snam Rete Gas SpA (euro 287 million) and Saipem (euro 311 million).

ENI PRELIMINARY RESULTS FOR 2006

Index

Consolidated balance sheet1

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni's capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders' equity (leverage) intended to evaluate whether Eni's financing structure is sound and well-balanced.

	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Change vs. Dec. 31, 2005	Change vs. Sep. 30, 2006
(million euro)
Fixed assets
Property, plant and equipment, net	45,013	43,408	44,309	(704)	901
Other tangible assets		656	629	629	(27)
Inventories - compulsory stock	2,194	1,962	1,827	(367)	(135)
Intangible assets, net	3,194	3,285	3,756	562	471
Investments, net	4,311	4,234	4,267	(44)	33
Accounts receivable financing and securities related to operations	775	640	557	(218)	(83)
Net accounts payable in relation to capital expenditure	(1,196)	(912)	(1,090)	106	(178)
	54,291	53,273	54,255	(36)	982
Net working capital
Inventories	3,563	4,440	4,743	1,180	303
Trade accounts receivable	14,101	12,858	15,195	1,094	2,337
Trade accounts payable	(8,170)	(8,136)	(10,546)	(2,376)	(2,410)
Taxes payable and reserve for net deferred income tax liabilities	(4,857)	(6,867)	(5,372)	(515)	1,495
Reserve for contingencies	(7,679)	(7,741)	(8,604)	(925)	(863)
Other operating assets and liabilities (2)	(526)	(553)	(601)	(75)	(48)
	(3,568)	(5,999)	(5,185)	(1,617)	814
Employee termination indemnities and other benefits	(1,031)	(1,054)	(1,076)	(45)	(22)
Capital employed, net	49,692	46,220	47,994	(1,698)	1,774
Shareholders’ equity including minority interests	39,217	42,370	41,229	2,012	(1,141)
Net borrowings	10,475	3,850	6,765	(3,710)	2,915
Total liabilities and shareholders’ equity	49,692	46,220	47,994	(1,698)	1,774

(1)	For a reconciliation to the statutory balance sheet see Eni’s Report on the first half of 2006 "Reconciliation of summarized group balance sheet and statement of cash flows to statutory schemes" pages 45 and 46.
(2)	Include operating financing receivables and securities related to operations for euro 246 million (euro 492 million and euro 261 million at December 31, 2005 and September 30, 2006 respectively) and securities covering technical reserves of Padana Assicurazioni SpA for euro 417 million (euro 453 million and euro 550 million at December 31, 2005 and September 30, 2006).

The appreciation of the euro over other currencies, in particular the dollar (at December 31, 2006 the EUR/USD exchange rate was 1.317 as compared to 1.180 at December 31, 2005, up 11.6%) determined with respect to 2006 year-end an estimated decrease in the book value of net capital employed of about euro 2,250 million, in net equity of about euro 1,600 million and in net borrowings of about euro 650 million as a result of currency translations at December 31, 2006.

At December 31, 2006, net capital employed totalled euro 47,994 million, representing a decrease of euro 1,698 million from December 31, 2005.

Property, plant and equipment (euro 54,255 million) is substantially in line with December 31, 2005 (euro 54,291 million). Provisions for depreciation, amortization and write-downs (euro 6,421 million) and the effect of the appreciation of the euro over the dollar in the translation of financial statements of subsidiaries operating with currencies other than the euro (euro 2,100 million) offset capital expenditure for the period (euro 7,833 million).

ENI PRELIMINARY RESULTS FOR 2006

Index

Other assets included, for a book value of dollar 829 million (corresponding to euro 629 million at the year end EUR/USD exchange rate), the assets related to the service contract for mining activities in the Dación area of the Venezuelan branch of Eni's subsidiary Eni Dación BV. With effective date April 1, 2006, the Venezuelan State oil company Petróleos de Venezuela SA (PDVSA) unilaterally terminated the service contract governing activities at the Dación oil field where Eni acted as a contractor, holding a 100% working interest. As a consequence, starting on the same day, operations at the Dación oil field are conducted by PDVSA. Eni proposed to PDVSA to agree on terms in order to recover the fair value of its Dación assets. On November 2006, Eni started an arbitration proceedings against Venezuela to preserve its rights. This proceeding is before the International Centre for Settlement of Investment Dispute (ICSID), a World Bank organization which resolves disagreements in relation to the violation of bilateral treaties for the protection of investments. Despite this action, Eni is still ready to negotiate a solution with PDVSA to obtain a fair compensation for its assets. Eni believes it has the right to be entitled to a compensation proportioned to the fair value of the relevant assets as consequence of the expropriation following the unilateral cancellation. This fair value, according to internal evaluations and evaluations made by qualified independent oil engineers companies, should not be lower than the book value of assets which has not been impaired.

The share of the Exploration & Production, Gas & Power and Refining & Marketing segments on net capital employed was 89.9% (90.9% at December 31, 2005).

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on Group average capital invested, calculated as the ratio between net adjusted profit before minority interests, plus net finance charges on net borrowings, less the related tax effect and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, rectified from the related tax effect.

ROACE by business segment is determined as the ratio between adjusted net profit and net average capital invested pertaining to each business segment and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the business segment specific tax rate).

Full Year 2006	Exploration & Production	Gas & Power	Refining & Marketing	Group
(million euro)
Adjusted net profit for the period	7,279	2,862	629	11,018
Exclusion of after tax financial expenses	-	-	-	79
Adjusted net profit unlevered	7,279	2,862	629	11,097
Capital employed, net:
- at the beginning of period
	20,206	18,978	5,993	49,692
- at the end of period	18,590	18,891	5,766	48,027
Average capital employed, net	19,398	18,935	5,880	48,860
ROACE (%)	37.5	15.1	10.7	22.7

ENI PRELIMINARY RESULTS FOR 2006

Index
Full Year 2005	Exploration & Production	Gas & Power	Refining & Marketing	Group
(million euro)
Adjusted net profit for the period	6,186	2,552	945	9,710
Exclusion of after tax financial expenses	-	-	-	42
Adjusted net profit unlevered	6,186	2,552	945	9,752
Capital employed, net:
- at the beginning of period	17,954	18,387	5,081	45,983
- at the end of period	20,206	18,898	5,326	48,933
Average capital employed, net	19,080	18,643	5,204	47,458
ROACE (%)	32.4	13.7	18.2	20.5

Net borrowings and leverage

Leverage is a measure of a company's level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders' equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2006	Change vs. Dec. 31, 2005	Change vs. Sep. 30, 2006
(million euro)
Debts and bonds	12,998	11,006	11,697	(1,301)	691
Cash and cash equivalents	(1,333)	(6,459)	(3,985)	(2,652)	2,474
Securities not related to operations	(931)	(418)	(552)	379	(134)
Non-operating financing receivables	(259)	(279)	(395)	(136)	(116)
Net borrowings	10,475	3,850	6,765	(3,710)	2,915
Shareholders’ equity including minority interest	39,217	42,370	41,229	2,012	(1,141)
Leverage	0.27	0.09	0.16	(0.11)	(0.07)

Net borrowings at December 31, 2006 were euro 6,765 million, representing a decrease of euro 3,710 million from December 31, 2005 due mainly to cash inflow generated by operating activities (euro 17,003 million). Currency translation effects also contributed to the reduction in net borrowings.

Debts and bonds amounted to euro 11,697 million, of which euro 4,326 million were short-term (including the portion of long-term debt due within twelve months for euro 890 million) and euro 7,371 million were long-term.

At December 31, 2006, leverage was 0.16, compared with 0.27 at December 31, 2005.

Net borrowings increased by euro 2,915 million from September 30, 2006 (euro 3,850 million) as cash inflow generated by operating activities (euro 1,780 million) partially covered the financial requirements for capital expenditure and investments amounting to euro 2,963 million, the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA (euro 2,210 million) and the repurchase of own shares for euro 105 million. Currency translation effects (approximately euro 200 million) contributed positively.

ENI PRELIMINARY RESULTS FOR 2006

Index
Changes in shareholders’ equity

(million euro)

Shareholder’s equity at December 31, 2005		39,217
Net profit for the period	9,823
Dividends to shareholders	(4,610)
Shares repurchased	(1,241)
Issue of ordinary share capital for employee share incentive schemes	85
Dividends paid by consolidated subsidiaries to shareholders	(222)
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(306)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,628)
Other changes	111
Total changes		2,012
Shareholder’s equity at December 31, 2006		41,229

Net equity at December 31, 2006 (euro 41,229 million) was up euro 2,012 million from December 31, 2005, due primarily to net profit before minority interest (euro 9,823 million), offset in part by the payment of Eni's 2005 dividends, the purchase of own shares and currency translation effects.

ENI PRELIMINARY RESULTS FOR 2006

Index

Reclassified cash flow statement and change in net borrowings 1

Eni's summarized group cash flow statement derives from the statutory statement of cash flows. It allows to create a link between changes in cash and cash equivalents (deriving from the statutory cash flows statement) occurred from the beginning of period to the end of period and changes in net borrowings (deriving from the summarized cash flow statement) occurred from the beginning of period to the end of period. The measure enabling to make such a link is represented by free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders' equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders' equity and the effect of changes in consolidation and of exchange differences.

(million euro)

Fourth Quarter		Full Year
2005	2006	2005	2006	Change

2,207	1,698	Net profit before minority interest	9,247	9,823	576
		Adjustments to reconcile to cash generated from operating income before changes in working capital:
2,051	1,568	- amortisation and depreciation and other non monetary items	6,518	5,753	(765)
(30)	(4)	- net gains on disposal of assets	(220)	(59)	161
2,379	2,318	- dividends, interest, taxes and other changes	8,471	10,439	1,968
6,607	5,580	Cash generated from operating income before changes in working capital	24,016	25,956	1,940
(1,675)	(917)	Changes in working capital related to operations	(2,422)	(1,094)	1,328
(2,860)	(2,863)	Dividends received, taxes paid, interest (paid) received	(6,658)	(7,859)	(1,201)
2,072	1,780	Net cash provided by operating activities	14,936	17,003	2,067
(2,464)	(2,944)	Capital expenditure	(7,414)	(7,833)	(419)
(66)	(19)	Investments	(127)	(95)	32
40	201	Disposals	542	328	(214)
255	407	Other cash flow related to capital expenditure, investments and disposals	293	361	68
(163)	(575)	Free cash flow	8,230	9,764	1,534
(49)	(247)	Borrowings (repayment) of debt related to financing activities	(109)	216	325
2,499	837	Changes in short and long-term financial debt	(540)	(684)	(144)
(3,438)	(2,412)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
(42)	(77)	Effect of changes in consolidation and exchange differences	33	(201)	(234)
(1,193)	(2,474)	NET CASH FLOW FOR THE PERIOD	330	2,652	2,322

Fourth Quarter		Full Year
2005	2006	2005	2006	Change

		Change in net borrowings
(163)	(575)	Free cash flow	8,230	9,764	1,534
(19)		Net borrowings of acquired companies	(19)		19
		Net borrowings of divested companies	21	1	(20)
(501)	72	Exchange differences on net borrowings and other changes	(980)	388	1,368
(3,438)	(2,412)	Dividends paid and changes in minority interests and reserves	(7,284)	(6,443)	841
(4,121)	(2,915)		(32)	3,710	3,742

(1)	For a reconciliation of the summarised group cash flow statement to the statutory cash flow statement see Eni’s Report on the first half of 2006 "Reconciliation of summarized group balance sheet and cash flow statement to statutory schemes" pages 46 and 47.

Cash generated by operating activities came in at euro 17,003 million and with cash from divestments (euro 329 million), including net borrowings transferred of euro 1 million) allowed to cover: (i) financial requirements for capital expenditure and investments for euro 7,928 million; (ii) dividend payments amounting to euro 4,832 million, of which euro 2,400 million pertained to the payment of the balance of the dividend for fiscal year 2005 and euro 2,210 million pertained to the payment of an interim dividend for fiscal year 2006 by the parent company Eni SpA. Snam Rete Gas and Saipem also distributed dividends amounting to euro 207 million; (iii) the repurchase of own shares for euro 1,241 million by Eni SpA and for euro 477 million by Snam Rete Gas SpA and Saipem SpA and exchange rate differences of euro 650 million which allowed to reduce net borrowings by euro 3,710 million.

ENI PRELIMINARY RESULTS FOR 2006

Index

From January 1, to December 31, 2006 a total of 53.13 million Eni shares were purchased by the company for a total cost of euro 1,241 million (representing an average cost of euro 23.35 per share). Since the inception of the share buy-back programme on September 1, 2000 Eni has repurchased 335 million shares, equal to 8.36% of its share capital, at a total cost of euro 5,512 million (representing an average cost of euro 16.45 per share).

Capital expenditure
(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,517	1,937	420	27.7	Exploration & Production	4,965	5,203	238	4.8
411	453	42	10.2	Gas & Power	1,152	1,174	22	1.9
317	272	(45)	(14.2)	Refining & Marketing	656	645	(11)	(1.7)
33	47	14	42.4	Petrochemicals	112	99	(13)	(11.6)
114	188	74	64.9	Engineering and Construction	349	591	242	69.3
22	38	16	72.7	Other activities	48	72	24	50.0
50	48	(2)	(4.0)	Corporate and financial companies	132	88	(44)	(33.3)
	(39)	(39)	..	Unrealized profit in inventory		(39)	(39)	..
2,464	2,944	480	19.5	Capital expenditure	7,414	7,833	419	5.7

Capital expenditure amounted to euro 7,833 million, of which 89.7% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Exploration & Production

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

34	139	105	308.8	Acquisitions of proved and unproved property	301	152	(149)	(49.5)
	139	139	..	Italy		139	139	..
				North Africa		10	10	..
8		(8)	..	West Africa	60		(60)	..
26		(26)	..	Rest of World	241	3	(238)	(98.8)
321	706	385	119.9	Exploration	656	1,348	692	105.5
18	38	20	111.1	Italy	38	128	90	..
85	91	6	7.1	North Africa	153	270	117	76.5
45	366	321	..	West Africa	75	471	396	..
61	75	14	23.0	North Sea	126	174	48	38.1
112	136	24	21.4	Rest of World	264	305	41	15.5
1,137	1,056	(81)	(7.1)	Development	3,952	3,629	(323)	(8.2)
141	133	(8)	(5.7)	Italy	411	403	(8)	(1.9)
275	209	(66)	(24.0)	North Africa	1,007	701	(306)	(30.4)
254	294	40	15.7	West Africa	889	864	(25)	(2.8)
87	121	34	39.1	North Sea	385	406	21	5.5
380	299	(81)	(21.3)	Rest of World	1,260	1,255	(5)	(0.4)
25	36	11	44.0	Other	56	74	18	32.1
1,517	1,937	420	27.7		4,965	5,203	238	4.8

ENI PRELIMINARY RESULTS FOR 2006

Index

Capital expenditure in the Exploration & Production segment amounted to euro 5,203 million and concerned essentially development) directed mainly outside Italy, in particular Kazakhstan, Angola and Egypt. Development expenditure in Italy concerned in particular the continuation of work for well drilling, plant and infrastructure in Val d'Agri and sidetrack and infilling work in mature areas. Exploration expenditure was directed for about 90% outside Italy. Exploration concerned the following countries in particular: Angola, Egypt, Norway, Nigeria and the Gulf of Mexico; in Italy, essentially the offshore of Sicily, the Po Valley and Central Italy. Exploration expenditure included the acquisition of new acreage of 152,000 square kilometers (99% operated by Eni).

In 2006 capital expenditure increased by euro 238 million, or 4.8% from 2005 due mainly to higher exploration expenditure in Egypt and Nigeria.

ENI PRELIMINARY RESULTS FOR 2006

Index

Gas & Power

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Capital expenditure
366	397	31	8.5	Italy	1,066	1,014	(52)	(4.9)
45	56	11	24.4	Outside Italy	86	160	74	86.0
19	22	3	15.8	Market	40	63	23	57.5
				Italy	2		(2)	(100.0)
19	22	3	15.8	Outside Italy	38	63	25	65.8
80	54	(26)	(32.5)	Distribution	182	158	(24)	(13.2)
243	287	44	18.1	Transport	691	724	33	4.8
217	253	36	16.6	Italy	643	627	(16)	(2.5)
26	34	8	30.8	Outside Italy	48	97	49	102.1
69	90	21	30.4	Power generation	239	229	(10)	(4.2)
411	453	42	10.2		1,152	1,174	22	1.9

Capital expenditure in the Gas & Power segment totalled euro 1,174 million and related essentially to: (i) development and maintenance of Eni's primary transmission network in Italy (euro 627 million); (ii) the continuation of the construction of combined cycle power plants (euro 229 million) in particular at Ferrara and Brindisi; (iii) development and maintenance of Eni's natural gas distribution network in Italy (euro 158 million).

ENI PRELIMINARY RESULTS FOR 2006

Index

Refining & Marketing

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

317	272	(45)	(14.2)	Capital expenditure	656	645	(11)	(1.7)
283	241	(42)	(14.8)	Italy	585	547	(38)	(6.5)
34	31	(3)	(8.8)	Outside Italy	71	98	27	38.0
154	139	(15)	(9.7)	Refining, Supply and Logistic	349	376	27	7.7
154	139	(15)	(9.7)	Italy	349	376	27	7.7
114	90	(24)	(21.1)	Marketing	225	223	(2)	(0.9)
80	59	(21)	(26.3)	Italy	154	125	(29)	(18.8)
34	31	(3)	(8.8)	Outside Italy	71	98	27	38.0
49	43	(6)	(12.2)	Other activities	82	46	(36)	(43.9)
317	272	(45)	(14.2)		656	645	(11)	(1.7)

Capital expenditure in the Refining & Marketing segment amounted to euro 645 million and concerned: (i) refining, supply and logistics (euro 376 million) in Italy and flexibility improvement actions, in particular the start-up of construction of a new hydrocracking unit at the at the Sannazzaro refinery; (ii) upgrade of the refined product distribution network in Italy (euro 125 million); (iii) upgrade of the fuel distribution network and the purchase of service stations in the rest of Europe (euro 98 million).

Capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 591 million and concerned: (i) the conversion of the Margaux tanker ship into an FPSO vessel that will operate in Brazil on the Golfinho 2 field; (ii) maintenance and upgrading of equipment; (iii) beginning of fabrication and installation of facilities in the offshore phase of the Kashagan project in Kazakhstan.

Capital expenditure in the Petrochemical segment amounted to euro 99 million and concerned mainly environmental protection actions and compliance with safety and health regulations.

ENI PRELIMINARY RESULTS FOR 2006

Index

Outlook

The outlook for Eni in 2007 remains positive, with key business trends for the year as follows:

•	production of liquids and natural gas is forecast to remain stable from the previous year (1.77 mmboe/d in 2006). Mature field decline in Italy and the North Sea is expected to be offset by production growth in Libya, due to the build-up of the Western Libyan Gas Project;
•	sales volumes of natural gas in Europe are forecast to increase from 2006 levels (9,436 mmcf/d). Major increases are expected in the Iberian Peninsula, German/Austrian and French markets;
•	sold production of electricity is expected to increase from 2006 levels (24.82 TWh) due to the ramp-up of production capacity in Brindisi and the planned start-ups of new capacity at the Ferrara power plant;
•	refining throughputs on Eni's account are forecast to decline slightly from 2006 (761 kbbl/d) due to the termination of the contract for processing certain volumes of crude at Priolo refinery's facilities owned by a third party to be offset by higher throughputs expected at Gela, Livorno and Sannazzaro refineries;
•	retail sales of refined products are expected to slightly increase in Italy due to planned marketing initiatives, and in the rest of Europe due to new acquisitions of service stations in target markets.

In 2007, management expects to expand capital expenditure from 2006 level (euro 7.83 billion in 2006).
Increases will be apportioned to the development of oil and natural gas reserves, upgrading of refineries and the retail network, and upgrading of natural gas import and transport infrastructure.

ENI PRELIMINARY RESULTS FOR 2006

Index

Financial and Operating review by business segment

Exploration & Production

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results
6,419	6,152	(267)	(4.2)	Net sales from operations	22,531	27,173	4,642	20.6
3,561	3,141	(420)	(11.8)	Operating profit	12,592	15,580	2,988	23.7
				Exclusion of inventory holding (gains) losses
20	54	34		Exclusion of special items:	311	183	(128)
(43)	51	94		- asset impairments	247	231	(16)
	(7)	(7)		- gains on disposal of assets		(61)	(61)
6	10	4		- provision for redundancy incentives	7	13	6
57		(57)		- provision to the reserve for contingencies	57		(57)
3,581	3,195	(386)	(10.8)	Adjusted operating profit	12,903	15,763	2,860	22.2
(21)	(22)	(1)		Net financial incomes (expenses) (1)	(80)	(59)	21
(10)	(18)	(8)		Net incomes (expenses) from investments (1)	10	85	75
(1,978)	(1,851)	127		Income taxes (1)	(6,647)	(8,510)	(1,863)
55.7	58.7	3.0		Tax rate adjusted (%)	51.8	53.9	2.1
1,572	1,304	(268)	(17.0)	Adjusted net profit	6,186	7,279	1,093	17.7
				Results also include:
1,265	1,414	149	11.8	amortizations and depreciations	4,101	4,776	675	16.5
274	419	145	52.9	- of which amortizations of exploration expenditure	618	1,075	457	73.9

				Average realizations
52.26	54.85	2.59	5.0	Liquids (2) ($/bbl)	49.09	60.09	11.00	22.4
171.27	190.39	19.12	11.2	Natural gas ($/mmcf)	158.94	187.25	28.31	17.8
43.53	45.53	2.00	4.6	Total hydrocarbons ($/boe)	41.06	48.87	7.81	19.0

				Average oil marker prices
56.90	59.68	2.78	4.9	Brent dated ($/bbl)	54.38	65.14	10.76	19.8
47.86	46.26	(1.60)	(3.3)	Brent dated (euro /bbl)	43.71	51.86	8.15	18.6
59.99	59.94	(0.05)	(0.1)	West Texas Intermediate ($/bbl)	56.44	66.00	9.56	16.9
432.96	235.20	(197.76)	(45.7)	Gas Henry Hub ($/kmc)	311.48	238.02	(73.46)	(23.6)

(1)	Excluding special items.
(2)	Including condensates.

Result

Fourth Quarter

The adjusted operating profit of the Exploration & Production division totalled euro 3,195 million, down euro 386 million, or 10.8% from the fourth quarter of 2005 reflecting primarily: (i) an adverse impact of approximately euro 331 million resulting from the appreciation of the euro versus the dollar; (ii) an increased exploration expense (up euro 145 million; euro 159 million on a constant exchange rate basis). These negatives were partly offset by higher realizations in dollars (oil up 5%, natural gas up 11.2%).

The adjusted net profit was euro 1,304 million, down euro 268 million over the fourth quarter of 2005 (or 17%), also impacted by a higher adjusted tax rate, from 55.7% to 58.7%, primarily due to the Algerian windfall tax.

ENI PRELIMINARY RESULTS FOR 2006

Index

Special charges excluded from the adjusted operating profit were euro 54 million in the fourth quarter relating primarily to asset impairments.

Other special charges for the quarter included primarily the deferred tax impact of the Algerian windfall tax for euro 179 million.

Full Year

The adjusted operating profit for the year was euro 15,763 million, up euro 2,860 million from one year ago, reflecting higher realizations in dollars (oil up 22.4%, natural gas up 17.8%) combined with higher sold production volumes (up 10.2 mmboe, or 1.7%). This better operating performance was partly offset by: (i) increased production costs and amortization charges related in particular to the higher cost of developing new fields and maintaining production levels at mature fields and sector-specific inflation; (ii) an increased exploration expense; (iii) the effect of the appreciation of the euro over the dollar (approximately euro 155 million).

This better operating performance was partly offset by an increase in the adjusted tax rate (up 2.1% from 51.8% to 53.9%), resulting in a 17.7% increase in the adjusted net profit for the year.

Special charges excluded from the adjusted operating profit were euro 183 million and reflected mineral asset impairments offset in part by gains on the disposal of mineral assets. Other special charges included the deferred tax impact of the windfall tax in Algeria, the supplemental tax rate applicable to profit earned in the North Sea enacted by the British Government and a charge for the settlement of a taxation proceeding against a Venezuelan authority for a combined amount of euro 342 million.

Production

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,806	1,796	(10)	(0.6)	Daily production of oil and natural gas (1) (kboe/d)	1.737	1.770	33	1.9
254	232	(22)	(8.7)	Italy	261	238	(23)	(8.8)
522	571	49	9.4	North Africa	480	555	75	15.6
372	372			West Africa	343	372	29	8.5
291	291			North Sea	283	282	(1)	(0.4)
367	330	(37)	(10.1)	Rest of world	370	323	(47)	(12.7)
161.0	159.2	(2.2)	(1.1)	Oil and natural gas production sold (1) (mboe)	614.9	625.1	10.2	1.7

(1)	Includes Eni’s share of production of joint ventures accounted for under the equity method of accounting.

ENI PRELIMINARY RESULTS FOR 2006

Index
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,132	1,079	(53)	(4.7)	Production of liquids (1) (kbbl/d)	1,111	1,079	(32)	(2.9)
85	80	(5)	(5.9)	Italy	86	79	(7)	(8.1)
315	334	19	6.0	North Africa	308	329	21	6.8
334	315	(19)	(5.7)	West Africa	310	322	12	3.9
176	181	5	2.8	North Sea	179	178	(1)	(0.6)
222	169	(53)	(23.9)	Rest of world	228	171	(57)	(25.0)

(1)	Includes Eni’s share of production of entities accounted for with the equity method of accounting.

Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

3,885	4,132	247	6.4	Production of natural gas (1) (mmcf/d)	3,602	3,955	353	9.8
953	883	(70)	(7.4)	Italy	1,024	918	(106)	(10.3)
1,201	1,377	176	14.7	North Africa	989	1,307	318	32.1
212	318	106	50.0	West Africa	177	282	105	60.0
671	636	(35)	(5.3)	North Sea	600	600
848	918	70	8.3	Rest of world	812	848	36	4.3

(1)	Includes Eni’s share of production of entities accounted for with the equity method of accounting.

Fourth Quarter

Oil and natural gas production in the fourth quarter averaged 1,796 kboe/d virtually unchanged from the fourth quarter of 2005 (down 0.6%). Production for the quarter was impacted by the unilateral cancellation of the Dación field contract by the Venezuelan state company PDVSA with effect from April 1, 2006 (down 61 kboe/d). Production increases were driven primarily by start-ups/full production of large gas projects (Libya, Nigeria, Australia and Croatia) and liquid production growth in Libya, the United States and Kazakhstan, where the positive contribution was offset in part by mature field decline and the impact of outages and disruptions in Nigeria due to security issues.

Daily production of oil and condensates for the fourth quarter (1,079 kbbl/d) increased mainly in: (i) Libya due to full production at Bahr Essalam (Eni's interest 50%), and el Feel (Eni's interest 23.3%); (ii) in the United States, due to the full recovery of production at facilities damaged by hurricanes in the third and fourth quarters of 2005; (iii) Kazakhstan due to a better field performance; (iv) Norway due to full production at the Kristin field (Eni's interest 8.25%). Production decreased in Venezuela and Nigeria.

Daily production of natural gas for the fourth quarter (4,132 mmcf/d) increased mainly in Libya (achievement of full production at the Bahr Essalam field), Nigeria (start-up of trains 4 and 5 of the Bonny LNG plant), Australia (start-up of the gas phase of the Bayu Undan field) and Croatia (start-up of the Ika, Ida and Ivana C-K fields). Declines in production were attributable mainly to mature field decline in Italy and in the United Kingdom.

Full Year

In 2006, daily production of oil and gas averaged 1,770 kboe/d, increasing by 33 kboe/d from 2005 (up 1.9%), despite the impact of the loss of production of the Dación oil field in Venezuela (down 46 kboe/d) and of adverse entitlement effects (down 22 kboe/d) in PSAs1 and buy-back contracts due to higher oil prices. Libya, Egypt, Nigeria, Australia and Croatia were the main growth areas in natural gas, while oil production increased in Angola and Libya. Declines in production were attributable to mature fields and technical problems in Nigeria due to social unrest. Production outside Italy covered 87% of the total (85% in 2005).

__________________

(1)

In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (Cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices also affect the share of production to which the contractor is entitled in order to remunerate its capital employed (Profit oil). A similar scheme applies to buy-back contracts.

ENI PRELIMINARY RESULTS FOR 2006

Index

Daily production of oil and condensates for the full year (1,079 kbbl/d) increased mainly in: (i) Angola due to the full production of the Kissanje and Dikanza fields in Phase B of the development of Kizomba in Block 15 (Eni's interest 20%) and the start-up of the Benguela/Belize/Lobito/Tomboco fields in Block 14 (Eni's interest 20%): (ii) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni's interest 50%) as part of the Western Libyan Gas Project and the el Feel field (Eni's interest 23.3%). Production decreased in Venezuela and Nigeria, where these negatives were offset in part by the reaching of full production at Bonga in OML 118 permit (Eni's interest 12.5%) and Italy due to technical problems occurred at the FPSO unit in the Aquila field and to production declines.

Daily production of natural gas for the full year (3,995 mmcf/d/d) increased mainly in: (i) Libya, due to the reaching of full production at the Bahr Essalam offshore field (Eni's interest 50%): (ii) Egypt, for full production/start-up of the Barboni and Anshuga fields the increase in the number of production wells at the el Temsah 4 platform in the offshore of the Nile Delta and increased supplies to the Damietta liquefaction plant (Eni's interest 40%); (iii) Nigeria due to increased supplies to the Bonny LNG plant (Eni's interest 10.4%) related to the start-up of trains 4 and 5; (iv) Australia, due to the start-up of supplies to the Darwin liquefaction plant linked to the Bayu Undan liquid and gas field (Eni's interest 12.04%); (v) Croatia, due to the start-up of the Ika, Ida and Ivana C-K fields (Eni's interest equating to 50%) in the Adriatic offshore. These increases were offset in part by a decline registered in Italy resulting from the production decline of mature fields.

Hydrocarbon production sold amounted to 625.1 million boe. The 20.8 million boe difference over production was due essentially to own consumption of natural gas (18.4 million boe).

Eni's proved reserves of oil and natural gas at December 31, 2006 stood at 6,436 million boe (oil and condensates 3,481 million barrels; natural gas 2,955 million boe), decreasing 401 million boe from December 31, 2005, or 6%.

The following table describes the evolution of proved reserves in 2006:

(mboe)

Net proved reserves at December 31, 2005		6,837
Revisions, extensions and discoveries and improved recovery	417
Production	(646)	(229)
		6,608
Divestment of proved property		(2)
Unilateral cancellation by PDVSA of the contract concerning the Dación field		(170)
Net proved reserves at December 31, 2006		6,436

Additions to proved reserves booked in 2006 were 417 million boe and derived from: (i) extensions and discoveries (161 million boe) in particular in Kazakhstan, Algeria, Libya and Egypt; (ii) improved recovery (105 million boe) in particular in Algeria, Angola, Egypt and Nigeria, and (iii) net upward revisions of 151 million boe mainly in Kazakhstan, Libya and Egypt.

The unilateral cancellation of the service contract for the Dación oilfield by the Venezuelan State oil company PDVSA determined a decrease in the Eni's proved reserves of 170 million barrels.

ENI PRELIMINARY RESULTS FOR 2006

Index

In 2006 Eni's proved reserves replacement ratio2 was 65% (38% all sources, including the loss of proved reserves at the Venezuelan Dación oilfield and other disposals) representing 10 years of remaining production at the current rate (10.8 as at December 31, 2005).

Considering the adverse entitlement impact in certain PSAs and buy-back contracts resulting from higher oil prices (Brent price was 58.925 dollars/barrel at December 31, 2005) and assuming Brent constant at $40 per barrel when determining entitlements in PSAs, the three-year average proved reserve replacement ratio would be 106%.

At December 31, 2006, Eni's proved developed reserves stood at 4,059 million boe (oil and condensates 2,144 million barrels, natural gas 1,915 million boe) or 63% of total proved reserves (63% as of December 31, 2005).

__________________

(2)

Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves booked according with the Securities Exchange Commission (SEC) criteria under the S-X Regulation, Rule 4-10. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

ENI PRELIMINARY RESULTS FOR 2006

Index

Gas & Power

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results
7,419	8,170	751	10.1	Net sales from operations	22,969	28,368	5,399	23.5
641	1,303	662	103.3	Operating profit	3,321	3,802	481	14.5
(32)	(41)	(9)		Exclusion of inventory holding (gains) losses	(127)	(67)	60
281	7	(274)		Exclusion of special items	337	147	(190)
				of which:
290	2	(292)		- non-recurring items	290	22	(268)
(9)	9	18		- others special items:	47	125	78
1		(1)		asset impairments	1	51	50
3	2	(1)		environmental provisions	31	44	13
3	15	12		provisions for redundancy incentives	8	37	29
(16)	(8)	8		other	7	(7)
890	1,269	379	42.6	Adjusted operating profit	3,531	3,882	351	9.9

890	1,269	379	42.6	Adjusted operating profit by business	3,531	3,882	351	9.9
516	832	316	61.2	Market and distribution	1,777	2,062	285	16.0
254	286	32	12.6	Transport in Italy	1,162	1,087	(75)	(6.5)
109	144	35	32.1	Transport outside Italy	448	579	131	29.2
11	7	(4)	(36.4)	Power generation	144	154	10	6.9

13	(1)	(14)		Net financial incomes (expenses) (a)	37	16	(21)
76	97	21		Net incomes (expenses) from investments (a)	370	489	119
(339)	(492)	(153)		Income taxes (a)	(1,386)	(1,525)	(139)
34.6	36.0	1.4		Adjusted tax rate (%)	35.2	34.8	(0.4)
640	873	233	36.4	Adjusted net profit	2,552	2,862	310	12.1

(a)	Excludes special items.

Result

Fourth Quarter

The adjusted operating profit of the Gas & Power division totalled euro 1,269 million, up euro 379 million, or 42.6% from the fourth quarter of 2005 reflecting primarily: (i) the partial reversal of a provision accrued in the 2005 financial statements as an estimate of the impact of regulation implemented by the Authority for Electricity and Gas with Resolution No. 248/20043; (ii) higher natural gas selling margins supported by a favorable trading environment, relating in particular to movements in the euro vs. the dollar exchange rates.

These positive factors were partly offset by a decline in natural gas sales by consolidated subsidiaries (down 192 mmcf/d, or 2%) and lower volumes distributed through low-pressure pipelines to the Italian retail market due to mild weather conditions.

The adjusted net profit of the Gas & Power division increased by euro 233 million also reflecting the increased contribution of certain equity-accounted entities, in particular Unión Fenosa Gas in Spain.

Special charges for the quarter (euro 7 million) referred to redundancy incentives.

__________________

(3)

The impact of the regulatory regime was determined based on the indexation mechanism set out by Resolution No. 248/2004 from the Authority for Electricity and Gas, and certain resolutions enacting Resolution No. 248/2004, this in spite of the fact that Resolution No. 248/2004 was annulled by an administrative body due to certain formal flaws.

ENI PRELIMINARY RESULTS FOR 2006

Index

Full Year

The adjusted operating profit of the Gas & Power division rose by euro 351 million or 9.9% to euro 3,882 million, primarily reflecting higher selling margins on natural gas against the backdrop of a favorable trading environment and the reduced impact of the tariff regime implemented by the Authority for Electricity and Gas with Resolution No. 248/2004. Growth in natural gas sales by consolidated subsidiaries (up 304 mmcf/d, or 3.8%), in volumes transported outside Italy due to the coming on line of volumes transported through the Greenstream gasline from Libya, and in electricity production sold (up 2.05 TWh, or 9%) contributed positively. These positives were partly offset by a lower operating result from transportation activities in Italy due to the tariff regime enacted by the Authority for Electricity and Gas with Resolution No. 166/2005 and a lower operating result from distribution activities due to lower volumes. Also higher purchase costs were incurred in the first quarter of the year, owing to a climatic emergency.

Full year adjusted net profit of euro 2,862 million increased by euro 310 million from 2005 (up 12.1%) and also benefited from the improved performance of certain equity-accounted entities.

Special charges for the full year recorded in the operating profit (euro 147 million) included certain non-recurring charges pertaining to fines imposed by the Authority for Electricity and Gas, and impairments of certain intangible assets, redundancy incentives and environmental provisions. Other special items pertained to Eni's share of a gain recorded by the Galp affiliate on the sale of certain regulated gas assets.

Sales

(millions of cubic feet)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

6,015	5,470	(545)	(9.1)	Italy to third parties *	5,077	4,944	(133)	(2.6)
1,535	1,386	(149)	(9.7)	Wholesalers (selling companies)	1,166	1,132	(34)	(2.9)
215	215			Gas release	189	194	5	2.6
4,265	3,869	(396)	(9.3)	End customers	3,722	3,619	(103)	(2.8)
1,432	1,344	(88)	(6.2)	Industrial users	1,265	1,290	25	2.0
1,804	1,651	(153)	(8.5)	Power generation	1,703	1,613	(90)	(5.3)
1,029	875	(154)	(14.9)	Residential	755	716	(39)	(5.1)
564	595	31	5.4	Own consumption *	536	593	57	10.6
2,702	3,063	361	13.4	Rest of Europe *	2,268	2,687	419	18.5
84	46	(38)	(45.5)	Outside Europe	113	74	(39)	(35.0)
9,366	9,174	(192)	(2.0)	Sales and own consumption of subsidiaries	7,994	8,298	304	3.8
787	756	(31)	3.9	Sales of affiliates (Eni’s share)	685	740	55	8.1
12	4	(8)	..	Italy *	7	2	(5)	(71.4)
741	702	(39)	(5.2)	Rest of Europe *	626	666	40	6.3
35	50	15	44.4	Outside Europe	52	73	21	38.9
10,153	9,930	(223)	(2.2)	Total natural gas sales and own consumption	8,679	9,038	359	4.1

10,564	10,406	(158)	(1.5)	Sales of natural gas in Europe	9,076	9,435	359	4.0
10,034	9,834	(200)	(2.0)	G&P in Europe *	8,513	8,892	379	4.4
530	572	42	8.0	Upstream in Europe	563	544	(19)	(3.4)

6.07	6.07			Electricity production sold (TWh)	22.77	24.82	2.05	9.0

*	Market sectors denoted with an asterisk are included within "G&P in Europe".

ENI PRELIMINARY RESULTS FOR 2006

Index

Fourth Quarter

Natural gas sales in Europe for the fourth quarter amounted to 10,406 mmcf/d (including own consumption and sales by affiliates), down 158 mmcf/d from the fourth quarter of 2005 due primarily to the negative impact of mild weather conditions on sales in the Italian market (down 514 mmcf/d or 7.8%). All market segments posted lower volumes: the thermoelectric sector (down 154 mmcf/d), the residential and commercial sector (down 154 mmcf/d), the wholesaler sector (down 149 mmcf/d) and the industrial sector (down 88 mmcf/d).

The decline in the domestic market was partly offset by growth in other European markets (up 322 mmcf/d or 4%) in particular in sales under long-term supply contracts to Italian importers and supplies to the Austrian, German and French markets.

Sales of natural gas by Eni's affiliates, net to Eni and net of Eni's supplies, were 702 mmcf/d, 39 mmcf/d lower, related mainly to GVS and related to: (i) GVS (Eni's interest 50%) with 303 mmcf/d; (ii) Unión Fenosa Gas (Eni's interest 50%) with 242 mmcf/d.

Eni transported 2,871 mmcf/d of natural gas on behalf of third parties, up 169 mmcf/d from the fourth quarter of 2005, or 2.5%.

Electricity production sold was 6.07 TWh, substantially stable from a year ago.

Full Year

Natural gas sales in Europe (9,435 mmcf/d, including own consumption and Eni's share of affiliates sales) were up 359 mmcf/d from 2005, or 4.1%, due to higher sales in the rest of Europe (459 mmcf/d, up 15.8%), higher supplies of natural gas to Eni's wholly-owned subsidiary EniPower's for power generation (57 mmcf/d, up 10.6%) offset in part by lower sales by subsidiaries in Italy (133 mmcf/d, down 2.6%).

In an increasingly competitive market, natural gas sales of subsidiaries in Italy (4,944 mmcf/d) declined by 133 mmcf/d from 2005, due to lower supplies related to mild weather conditions in the fourth quarter, negatively affecting sales volumes to the power generation segment (down 90 mmcf/d), to residential and commercial users (down 39 mmcf/d) and to wholesalers (down 34 mmcf/d) offset in part by higher sales to the industrial sector (up 25 mmcf/d). Sales under the so called gas release (194 mmcf/d) increased by 5 mmcf/d from 2005.

In 2006, natural gas sales of subsidiaries in the rest of Europe increased by 419 mmcf/d to 2,687 mmcf/d, or 18.5%, reflecting a growth in (i) sales under long-term supply contracts to Italian importers (up 233 mmcf/d) for the progressive reaching of full supplies from Libyan fields; (ii) supplies to the Turkish market (up 118 mmcf/d); (iii) Germany and Austria (up 81 mmcf/d) essentially due to increased spot sales to Gaz de France and Econgas and higher supplies to other industrial operators; (iv) France (up 41 mmcf/d) relating to higher supplies to industrial operators. This positive was partly offset by a decrease in sales in Hungary (down 28 mmcf/d) and Northern Europe (down 10 mmcf/d).

Sales of natural gas by Eni's affiliates in the rest of Europe, net to Eni and net of Eni's supplies, amounted to 666 mmcf/d, up 40 mmcf/d mainly to Unión Fenosa Gas and concerned: (i) GVS (Eni's interest 50%) with 284 mmcf/d; (ii) Unión Fenosa Gas (Eni's interest 50%) with 210 mmcf/d.

Eni transported 2,990 mmcf/d of natural gas on behalf of third parties in Italy, an increase of 66 mmcf/d from 2005, up 2.34%.

In 2006, electricity production sold increased by 2.05 TWh to 24.82 TWh (up 9%), reflecting the continuing ramp-up of new production capacity, in particular at the Brindisi plant (up 3.05 TWh), whose effects were offset in part by the standstill of the Ravenna power plant (down 0.85 TWh).

ENI PRELIMINARY RESULTS FOR 2006

Index

Refining & Marketing

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results
9,555	8,579	(976)	(10.2)	Net sales from operations	33,732	38,210	4.478	13.3
329	(386)	(713)	..	Operating profit	1,857	319	(1,538)	(82.8)
(177)	386	563		Exclusion of inventory holding (gains) losses	(1,064)	215	1,279
227	148	(79)		Exclusion of special items	421	256	(165)
				of which:
	109	109		Non-recurring items		109	109
227	39	(188)		Other special items:	421	147	(274)
5	13	8		- impairments	5	14	9
157	27	(130)		- environmental charges	337	111	(226)
13	30	17		- provision for redundancy incentives	22	47	25
8	(4)	(4)		- provision to the reserve for contingencies	39	8	(31)
44	(35)	(79)		- other	18	(33)	(51)
379	148	(231)	(60.9)	Adjusted operating profit	1,214	790	(424)	(34.9)
29	31	2		Net incomes (expenses) from investments (a)	231	184	(47)
(187)	(64)	123		Income taxes (a)	(500)	(345)	155
45.8	35.8	(10.0)		Adjusted tax rate (%)	34.6	35.4	0.8
221	115	(106)	(48	Adjusted net profit	945	629	(316)	(33.4)

				Global indicator refining margin
5.05	2.18	(2.87)	(56.8)	Brent dated ($/bbl)	5.78	3.79	(1.99)	(34.4)
4.25	1.69	(2.56)	(60.2)	Brent dated (euro /bbl)	4.65	3.02	(1.63)	(35.1)
7.73	4.87	(2.86)	(37.0)	Ural ($/bbl)	8.33	6.50	(1.83)	(22.0)

(a)	Excluding special items.

Result

Fourth Quarter

The adjusted operating profit of the Refining & Marketing division was euro 148 million, down euro 231 million, or 60.9% from the fourth quarter of 2005 primarily reflecting: (i) lower realized refining margins attributable to an unfavorable trading environment (Brent margins were down $2.87/bbl, or 56.8% from a year ago), exacerbated by the negative impact of the appreciation of the euro over the dollar. These negatives were partly offset by the benefit deriving from the higher profitability of processed crudes and the decline in operating performance of Italian marketing activities due to the adverse impact of mild weather conditions on sales of refined products for heating uses.

The adjusted net profit for the fourth quarter was euro 115 million, down euro 106 million, or 48%, from the fourth quarter of 2005, primarily reflecting the decrease in the operating profit.

Special charges excluded from the adjusted operating profit were euro 148 million in the fourth quarter, reflecting primarily the impact of a non recurring charge related to a fine imposed by the Italian Antitrust Authority, and environmental provisions and provisions for redundancy incentives.

ENI PRELIMINARY RESULTS FOR 2006

Index

Full Year

The adjusted operating profit for the full year was euro 790 million, down euro 424 million, or 34.9%, from a year ago reflecting primarily: (i) lower realized refining margins reflecting the unfavorable trading environment and the appreciation of the euro versus the dollar, combined with the impact of longer refinery standstills due to planned maintenance partly offset by the higher profitability of processed crudes; (ii) a decline in the operating performance of Italian marketing activities due to lower volumes sold which were negatively affected by the mild weather conditions registered in the fourth quarter and the divestment of Italiana Petroli carried out in September 2005.

On the positive side marketing activities in the rest of Europe performed well as a result of higher retail margins and higher volumes sold.

The adjusted net profit for 2006 was euro 629 million, down euro 316 million, or 33.4%, from 2005, reflecting primarily a decrease in the operating profit.

Special charges excluded from the adjusted operating profit were euro 256 million, reflecting primarily the impact of a non recurring charge related to a fine imposed by the Italian Antitrust Authority, and environmental provisions and provisions for redundancy incentives.

Throughputs and sales

(kbbl/d)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Refining throughputs and sales
715	718	3	0.4	Refining throughputs on own account Italy	684	667	(17)	(2.5)
98	95	(3)	(3.1)	Refining throughputs on own account Rest of Europe	91	94	3	3.3
572	584	12	2.1	Refining throughputs of wholly-owned refineries	547	543	(4)	(0.7)
100	100			Utilization rate of balanced capacity (%)	100	100
1,084	1,046	(38)	(3.5)	Sales	1,033	1,023	(10)	(1.0)
175	171	(4)	(2.3)	Retail sales Italy Agip brand	175	173	(2)	(1.1)
				Retail sales Italy IP brand	26		(26)	..
72	77	5	6.9	Retail sales rest of Europe	73	76	3	4.1
225	205	(20)	(8.9)	Wholesale Italy	210	202	(8)	(3.8)
86	84	(2)	(2.3)	Wholesale Rest of Europe	82	84	2	2.4
9	8	(1)	(11.1)	Wholesale Rest of World	8	8
517	501	(16)	(3.1)	Other sales	459	480	21	4.6
				Refined product sales by region
624	602	(22)	(3.5)	Italy	606	598	(8)	(1.3)
159	161	2	1.3	Rest of Europe	155	160	5	3.2
301	283	(18)	(6.0)	Rest of World	271	264	(7)	(2.6)

Fourth Quarter

Refining throughputs on Eni's account for the fourth quarter of 2006 in Italy and outside Italy were 813 kbbl/d, in line with the fourth quarter of 2005, due principally to higher throughputs processed at the Venice, Livorno and Taranto refineries. This was partly offset by lower volumes processed at the Sannazzaro refinery, at the Gela refinery and at the third party Priolo refinery (as a result of the accident occurred late in April), in addition to decreased throughputs in the Czech Republic.

Sales of refined products for the fourth quarter decreased by 38 kbbl/d to 1,046 kbbl/d, compared to the fourth quarter of 2005, due to lower sales on both the Agip branded network and the wholesale markets in Italy (down 24 kbbl/d), partly offset by increased volumes sold in retail markets of the rest of Europe (up 5 kbbl/d).

Sales in the retail market in Italy decreased by 4 kbbl/d to 171 kbbl/d, due primarily to an increased competition. Sales in the wholesale market in Italy decreased by 20 kbbl/d to 205 kbbl/d, due primarily to the impact of mild weather adversely affecting heating product sales (LPG and home heating oil).

Sales in retail markets in the rest of Europe increased by 5 kbbl/d to 77 kbbl/d, as a result of the effect of a higher market share in Germany and the purchase and lease of service stations in Germany and Spain.

ENI PRELIMINARY RESULTS FOR 2006

Index

Full Year

Refining throughputs on Eni's own account for the full year were 761 kbbl/d, down 14 kbbl/d or 1.9%, from 2005, owing to lower throughputs on third party refineries (in particular Priolo). Steady refining throughputs were achieved at Eni's own refineries as a result of improved performance at the Venice refinery, partly offset by the impact of planned maintenance standstills of the Sannazzaro and Livorno refineries. The wholly-owned refineries utilization rate was 100%, reflecting balanced capacity.

For the full year, sales of refined products decreased by 10 kbbl/d to 1,023 kbbl/d, due primarily to lower sales on both the Agip branded network and wholesale markets in Italy (down 10 kbbl/d), partly offset by increased volumes sold in the rest of Europe (up 5 kbbl/d). The 26 kbbl/d lost retail sales in Italy due to the divestment of Italiana Petroli carried out in September 2005 was partially offset by Eni's ongoing supply of significant volumes of fuels and other products to the divested company under a five-year supply contract.

Sales of refined products on the Agip branded network in Italy declined by 2 kbbl/d to 173 kbbl/d, due to competitive pressure; market share decreased from 29.7% to 29.3%. Sales on wholesale markets in Italy decreased by 8 kbbl/d to 202 kbbl/d, due primarily to the decline registered in the fourth quarter as discussed above. Sales of refined products increased in both the retail and wholesale markets in the rest of Europe, principally in Germany and Spain.

Sales on the wholesale market in Italy decreased by 8 kbbl/d to 202 kbbl/d, due primarily to the decline registered in the fourth quarter, as mentioned above. Sales of refined products increased in both the retail and wholesale markets in the rest of Europe, principally in Spain and Germany.

ENI PRELIMINARY RESULTS FOR 2006

Index

Petrochemicals

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results
1,657	1,740	83	5.0	Net sales from operations	6,255	6,823	568	9.1
37	72	35	94.6	Operating profit	202	172	(30)	(14.9)
	(4)	(4)		Exclusion of inventory holding (gains) losses	(19)	(60)	(41)
37	86	49		Exclusion of special item	78	107	29
				of which:
	13	13		Non-recurring items		13	13
37	73	36		Other special items:	78	94	16
4	14	10		- impairments	4	19	15
6	11	5		- environmental charges	36	31	(5)
17		(17)		- provision for redundancy incentives	17		(17)
11	50	39		- provision to the reserve for contingencies	29	50	21
(1)	(2)	(1)		- other	(8)	(6)	2
74	154	80	108.1	Adjusted operating profit	261	219	(42)	(16.1)
2	1	(1)	(50.0)	Net financial income (expenses) (1)	3	2	(1)	(33.3)
(12)	(14)	(2)	16.7	Income taxes (1)	(37)	(47)	(10)	27.0
64	141	77	120.3	Adjusted net profit	227	174	(53)	(23.3)

(a)	Excluding special items.

Result

Fourth Quarter

In the fourth quarter of 2006 adjusted operating profit was euro 154 million, up euro 80 million from the fourth quarter of 2005, or 108.1%, reflecting primarily higher product selling margins, in particular in basic petrochemicals.

Special charges excluded from the adjusted operating profit were euro 86 million in the fourth quarter, reflecting primarily asset impairments, the impact of a non recurring charge related to a fine imposed by an antitrust authority, and provisions for redundancy incentives.

Full Year

Adjusted operating profit was euro 219 million, half of the year affecting all businesses with the exception of polyethylene, due to increases in the cost of oil-based feedstocks not transferred to selling prices and to the impact of the accident occurred at the Priolo refinery in April resulting in lower product availability. These negative factors were offset in part by the positive effect of Eni's sales mix along with an improved industrial and commercial performance.

Special charges excluded from the adjusted operating profit were euro 107 million in the fourth quarter, reflecting primarily asset impairments, the impact of a non recurring charge related to a fine imposed by an antitrust authority, and provisions for risks and redundancy incentives.

ENI PRELIMINARY RESULTS FOR 2006

Index

Product availability and sales

(thousand tonnes)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

1,879	1,789	(90)	(4.8)	Production	7,282	7.072	(210)	(2.9)
1,289	1,323	34	2.6	Sales	5,376	5,264	(112)	(2.1)
746	781	35	4.7	Basic petrochemicals	3,022	2,881	(141)	(4.7)
229	226	(3)	(1.3)	Styrenes and elastomers	1,003	989	(14)	(1.4)
314	316	2	0.6	Polyethylenes	1,351	1,394	43	3.2

Fourth Quarter

Sales of petrochemical products (1,323 ktonnes) were up 34 ktonnes, or 2.6%, from the fourth quarter of 2005. Increases concerned: (i) basic petrochemicals related to a positive trend in demand; (ii) styrenes due to higher product availability resulting from the fact that sales in the third quarter of 2005 were affected by standstills and shutdowns and operational issues at the Mantova site. These positives were offset in part by a weak performance of the elastomer business, due to a slow recovery after maintenance of the Ferrara and Ravenna sites and weak demand in the intermediate business that caused a 20.3% decline in sales.

Production (1,789 ktonnes) declined by 90 ktonnes from the fourth quarter of 2005 (or 4.8%) in the elastomer and polyethylene businesses due to the standstill of the Priolo cracker, and in the basic petrochemicals business due to the negative performance of the Gela and Dunkerque sites, compared to a positive performance at Brindisi and Porto Marghera.

Full Year

Sales of petrochemical products (5,264 ktonnes) were down 112 ktonnes, or 2.1% from 2005. Declines concerned: (i) basic petrochemicals (down 4.7%), due to lower feedstock availability, resulting from the outage of the Priolo cracker as a consequence of the accident occurred in late April at the nearby refinery; (ii) elastomers (down 2.5%) due to the slow recovery of Ferrara and Ravenna after maintenance in the first half of the year; (iii) intermediates (down 10.6%) due to weak demand. These negatives were offset in part by increased sales of polyethylene (up 3.2%) and aromatics (in particular xylenes up 4.8%) due to higher demand.

Production (7,072 ktonnes) declined by 210 ktonnes from 2005 (down 2.9%) in particular in elastomers, polyethylene and basic petrochemicals, where lower production due to the standstill of the Priolo refinery was offset in part by higher production at Porto Marghera, Sarroch and Dunkerque. Styrene production increase. In 2005 it had been damaged by outages and technical issues.

ENI PRELIMINARY RESULTS FOR 2006

Index

Engineering and Construction

(million euro)
Fourth Quarter	Full Year
2005	2006	Change	% Ch.	2005	2006	Change	% Ch.

				Results
1,809	1,969	160	8.8	Net sales from operations	5,733	6,979	1,246	21.7
135	149	14	10.4	Operating profit	307	505	198	64.5
7	3	(4)		Exclusion of special item	7	3	(4)
142	152	10	7.0	Adjusted operating profit	314	508	194	61.8
46	47	1	2.2	Net financial income (expenses) (1)	141	66	(75)	(53.2)
(70)	(68)	2	(2.9)	Income taxes (1)	(127)	(174)	(47)	37.0
37.2	34.2	(3.0)		Tax rate adjusted (%)	27.9	30.3	2.4
118	131	13	11.0	Adjusted net profit	328	400	72	22.0

(a)	Excluding special items.

Result

Fourth Quarter

Adjusted operating profit for the fourth quarter of 2006 was euro 152 million, up euro 10 million from the fourth quarter of 2005. This increase was recorded in particular in the following areas: (i) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semisubmersible platforms; (ii) Onshore drilling, due to the beginning of works in the Caspian area.

Adjusted net profit of euro 131 million increased by euro 13 million from the fourth quarter of 2005 due to a better operating performance.

Full Year

Adjusted operating profit for 2006 was euro 508 million, up euro 194 million from 2005. This increase was recorded in particular in the following areas: (i) Offshore, due to higher activity in the Caspian region and Nigeria; (ii) Offshore drilling, due to higher tariffs for the Scarabeo 3 and Scarabeo 5 semisubmersible platforms and higher activity levels of the Perro Negro 5 jack-up and Scarabeo 4 semisubmersible platform; (iii) Onshore due to higher activity related essentially to the start-up of some large projects acquired in 2005.

Adjusted net profit of euro 400 million increased by euro 72 million from 2005 (up 22%) due to a better operating performance, offset in part by losses of affiliates.

ENI PRELIMINARY RESULTS FOR 2006

Index
(million euro)
Full Year
2005	2006	Change	% Ch.

Orders acquired (1)	8,395	11,172	2,777	33.1
Offshore	3,096	3,681	585	18.9
Onshore	4,720	4,923	203	4.3
Offshore drilling	367	2,230	1,863	507.6
Onshore drilling	212	338	126	59.4
Eni	887	2,692	1,805	203.5
Third parties	7,508	8,480	972	12.9
Italy	858	1,050	192	22.4
Outside Italy	7,537	10,122	2,585	34.3

Dec. 31, 2005	Dec. 31, 2006	Change	% Ch.

Order backlog at period end (1)	10,122	13,191	3,069	30.3
Offshore	3,721	4,283	562	15.1
Onshore	5,721	6,285	564	9.9
Offshore drilling	382	2,247	1,865	488.2
Onshore drilling	298	376	78	26.2
Eni	695	2,602	1,907	274.4
Third parties	9,427	10,589	1,162	12.3
Italy	1,209	1,280	71	5.9
Outside Italy	8,913	11,911	2,998	33.6

(a)	Includes the Bonny project for euro 28 million in order backlog.

Among the main orders acquired in the first nine months of 2006 were:

•	an EPC contract for Saudi Aramco for the construction of four trains for gas and crude separation with a total capacity of 1,200 kbbl/d/d and facilities for production within the development of the onshore Khursaniyah field in Saudi Arabia;
•	a contract for the conversion of an oil tanker into an FPSO unit with production capacity of 60 kbbl/d and storage capacity of 1,800 kbbl/d for the development of the Gimboa field offshore Angola at a depth of 700 meters for Sonagol P&P;
•	an EPIC contract for Burullus Gas Co for the construction of underwater systems for the development of eight new wells within the expansion plan of the Scarab/Saffron and Simian fields offshore the Nile Delta;
•	a 16-month long contract for the use of the semisubmersible drilling platform Scarabeo 7 in Nigeria for ExxonMobil.

Orders acquired amounted to euro 11,172 million, of these projects to be carried out outside Italy represented 91%, while orders from Eni companies amounted to 24% of the total. Eni's order backlog was euro 13,191 million at December 31, 2006 (euro 10,122 million at December 31, 2005). Projects to be carried out outside Italy represented 90% of the total order backlog, while orders from Eni companies amounted to 20% of the total.

ENI PRELIMINARY RESULTS FOR 2006

Index

NON-GAAP Measures

Reconciliation of reported operating profit by division and net profit to adjusted operating and net profit

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, charges or income deriving from the fair value evaluation of derivative financial instruments held for trading purposes, and exchange rate differences are excluded when determining adjusted net profit of each business segment.

Taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, which the Italian statutory tax rate of 33% is applied to.

Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them to help facilitate comparison of base business performance across periods and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on capital employed by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold in the period calculated using the weighted-average cost method of inventory accounting.

Special items include certain relevant incomes or charges pertaining to: (i) either infrequent or unusual events and transactions, being identified as non recurring items under such a circumstance; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past exercises or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and in financial tables.

Finance charges or incomes related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Also the effect of the fair value evaluation of derivative financial instruments held for trading purposes and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charge or income deriving from certain segment-operated assets, i.e. interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and net profit see tables below.

ENI PRELIMINARY RESULTS FOR 2006

Index
Fourth Quarter 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,141	1,303	(386)	72	149	(221)	(89)	(12)	3,957
Exclusion of inventory holding (gains) losses		(41)	386	(4)					341

Exclusion of special items
of which:
Non-recurring (income) charges		(2)	109	13		62			182
Other special charges:	54	9	39	73	3	82	36		296
environmental charges		2	27			62	11		102
asset impairments	51		13	50	1	12			127
gains on disposal of assets	(7)								(7)
provisions to the reserve for contingencies			4	11					15
provision for redundancy incentives	10	15	30	14	2	1	29		101
other		(8)	(35)	(2)		7	(4)		(42)

Special items of operating profit	54	7	148	86	3	144	36		478

Adjusted operating profit	3,195	1,269	148	154	152	(77)	(53)	(12)	4,776
Net financial (expense) income *	(22)	(1)				(7)	87		57
Net income from investments *	(18)	97	31	1	47	(1)	1		158
Income taxes *	(1,851)	(492)	(64)	(14)	(68)		22	9	(2,458)

Adjusted tax rate (%)	58.7	36.0	35.8						49.2
Adjusted net profit	1,304	873	115	141	131	(85)	57	(3)	2,533

of which:
- net profit of minorities									178
- adjusted net profit pertaining to Eni									2,355
Reported net profit pertaining to Eni									1,520
Exclusion of inventory holding (gains) losses									213
Exclusion of special items:									622
- non-recurring (income) charges									199
- other special charges									423
Adjusted net profit pertaining to Eni									2,355

*	Excluding special items.

ENI PRELIMINARY RESULTS FOR 2006

Index
Fourth Quarter 2005	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,561	641	329	37	135	(297)	(41)	31	4,396
Exclusion of inventory holding (gains) losses		(32)	(177)						(209)

Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	20	(9)	227	37	7	205	(33)		454
environmental charges		3	157			146	8		314
asset impairments	(43)	1	5	11	4	47	2		27
gains on disposal of assets
provisions to the reserve for contingencies			8	6		(4)	(119)		(109)
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	6	3	13	4	3	3	12		44
other		(22)	14	(1)		9

Special items of operating profit	20	281	227	37	7	205	(33)		744

Adjusted operating profit	3,581	890	379	74	142	(92)	(74)	31	4,931
Net financial (expense) income *	(21)	13					(91)		(99)
Net income from investments *	(10)	76	29	2	46		(1)		142
Income taxes *	(1,978)	(339)	(187)	(12)	(70)	2	120	(12)	(2,476)

Adjusted tax rate (%)	55.7	34.6	45.8						49.8
Adjusted net profit	1,572	640	221	64	118	(90)	(46)	19	2,498

of which:
- net profit of minorities									102
- adjusted net profit pertaining to Eni									2,396
Reported net profit pertaining to Eni									2,105
Exclusion of inventory holding (gains) losses									(131)
Exclusion of special items:									422
- non-recurring (income) charges									290
- other special charges									132
Adjusted net profit pertaining to Eni									2,396

*	Excluding special items.

ENI PRELIMINARY RESULTS FOR 2006

Index
Full Year 2006	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88

Exclusion of special item
of which:
Non-recurring (income) charges		22	109	13		62			206
Other special charges:	183	125	147	94	3	261	56		869
environmental charges		44	111			126	11		292
asset impairments	231	51	14	50	1	22			369
gains on disposal of assets	(61)								(61)
provisions to the reserve for contingencies			8	31		75			114
provision for redundancy incentives	13	37	47	19	2	17	43		178
other		(7)	(33)	(6)		21	2		(23)

Special items of operating profit	183	147	256	107	3	323	56		1,075

Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net financial (expense) income *	(59)	16				(7)	205		155
Net income from investments *	85	489	184	2	66	5			831
Income taxes *	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)

Adjusted tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018

of which:
- net profit of minorities									606
- adjusted net profit pertaining to Eni									10,412
Reported net profit pertaining to Eni									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items:									1,162
- non-recurring (income) charges									218
- other special charges									944
Adjusted net profit pertaining to Eni									10,412

*	Excluding special items.

ENI PRELIMINARY RESULTS FOR 2006

Index
Full Year 2005	E&P	G&P	R&M	Petrochemicals	Engineering and Construction	Other activities	Corporate and financial companies	Unrealized profit in inventory	Group
(million euro)
Reported operating profit	12,592	3,321	1,857	202	307	(934)	(377)	(141)	16,827
Exclusion of inventory holding (gains) losses		(127)	(1,064)	(19)					(1,210)

Exclusion of special items
of which:
Non-recurring (income) charges		290							290
Other special charges:	311	47	421	78	7	638	149		1,651
environmental charges		31	337			413	54		835
asset impairments	247	1	5	29	4	75	2		363
gains on disposal of assets
provisions to the reserve for contingencies			39	36		126			201
increase insurance charges	57	6	30	17		4	64		178
provision for redundancy incentives	7	8	22	4	3	6	29		79
other		1	(12)	(8)		14			(5)

Special items of operating profit	311	337	421	78	7	638	149		1,941

Adjusted operating profit	12,903	3,531	1,214	261	314	(296)	(228)	(141)	17,558
Net financial (expense) income *	(80)	37					(296)		(339)
Net income from investments *	10	370	231	3	141	(1)	23		777
Income taxes *	(6,647)	(1,386)	(500)	(37)	(127)		359	52	(8,286)

Adjusted tax rate (%)	51.8	35.2	34.6						46.0
Adjusted net profit	6,186	2,552	945	227	328	(297)	(142)	(89)	9,710

of which:
- net profit of minorities									459
- adjusted net profit pertaining to Eni									9,251
Reported net profit pertaining to Eni									8,788
Exclusion of inventory holding (gains) losses									(759)
Exclusion of special items:									1,122
- non-recurring (income) charges									290
- other special charges									932
Adjusted net profit pertaining to Eni									9,251

*	Excluding special items.

ENI PRELIMINARY RESULTS FOR 2006

Index

Analysis of special items

(million euro)

Fourth Quarter		Full Year
2005	2006	2005	2006

		Special items
		of which:
290	182	Non-recurring (income) charges	290	206
454	296	Other special charges:	1,651	869
314	102	environmental charges	835	292
27	127	asset impairments	363	369
	(7)	gains on disposal of assets		(61)
69	15	provisions to the reserve for contingencies	379	114
178		- of which: increase insurance charges	178
44	101	provision for redundancy incentives	79	178
	(42)	other	(5)	(23)
744	478	Special items of operating profit	1,941	1,075
(1)	5	Net financial (expense) income	27	(6)
(4)	1	Net income from investments	(137)	(72)
		of which:
		gain on the disposal of Italiana Petroli (IP)	(135)
		gain on Galp Energia SGPS SA (disposal of gas assets to Rede Electrica Nacional)		(73)
(317)	138	Income taxes	(609)	165
		of which:
		supplemental tax rate UK		91
	179	windfall tax Algeria		179
	2	legal proceeding in Venezuela		77
422	622	Total special items of net profit	1,222	1,162

ENI PRELIMINARY RESULTS FOR 2006

Index

Information on bonds

Bonds maturing in the 18-month period starting on December 31, 2006

(million euro)
Issuing company	Amount at December 31, 2006 (1)

Eni Coordination Center SA	634
Eni USA Inc	153
787

(1)	Amounts in euro at December 31, 2006 include instalments with interest accrued.

Bonds issued in the 2006 (guaranteed by Eni SpA)

Issuing company	Nominal amount (million)	Currency	Currency amount at Dec. 31, 2006 (million euro) (1)	Maturity	Rate	%

Eni Coordination Center SA	5,000	JPY	32	2014	fixed	1.560
Eni Coordination Center SA	45	USD	34	2013	variable
Eni Coordination Center SA	100	GBP	153	2011	fixed	5.120
			219

(1)	Amounts in euro at December 31, 2006 include instalments with interest accrued.

ENI PRELIMINARY RESULTS FOR 2006

Index

Accounts of the parent company

Profit and loss account

(million euro)	2005	2006	Change	% Ch.

Revenues
Net sales from operations	44,794	52,987	8,193	18.3
Other income and revenues	231	186	(45)	(19.5)
Total revenues	45,025	53,173	8,148	18.1
Operating expenses
Purchases, services and other	(39,537)	(48,248)	(8,711)	22.0
of which non recurring items	(290)	(150)	140	(48.3)
Payroll and related costs	(780)	(932)	(152)	19.5
Depreciation, amortisation and impairments	(872)	(829)	43	(4.9)
Operating profit	3,836	3,164	(672)	(17.5)
Financial income (expense)	(29)	35	64	(220.7)
Income from investments	3,606	3,785	179	5.0
Profit before income taxes	7,413	6,984	(429)	(5.8)
Income taxes	(1,371)	(1,163)	208	(15.2)
Net profit	6,042	5,821	(221)	(3.7)
Exclusion of inventory holding (gains) losses	(672)	118	790	(117.6)
Replacement cost net profit	5,370	5,939	569	10.6

Condensed balance sheet

(million euro)	Dec. 31, 2005	Dec. 31, 2006	Change

Fixed assets
Property, plant and equipment, net	4,954	5,507	553
Inventories - compulsory stock	1,766	1,701	(65)
Intangible assets, net	858	948	90
Investments, net	20,805	21,086	281
Accounts receivable financing and securities related to operations	29	28	(1)
Net accounts payable in relation to capital expenditure	(445)	(313)	132
	27,967	28,957	990
Net working capital	95	(23)	(118)
Employee termination indemnities and other benefits	(255)	(308)	(53)
Capital employed, net	27,807	28,626	819
Shareholders’ equity	26,872	26,935	63
Net borrowings	935	1,691	756
Total liabilities and shareholders’ equity	27,807	28,626	819

ENI PRELIMINARY RESULTS FOR 2006